SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No  ☒

QUARTERLY REPORT

(From January 1, 2019 to September 30, 2019)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	May 2017	AA	NICE Information Service Co., Ltd. (AAA ~ D)
February 2018
May 2018
	February 2019	AA-
April 2019
	May 2017	AA	Korea Investors Service, Inc. (AAA ~ D)
October 2017
May 2018
	February 2019	AA-
June 2019
	May 2017	AA	Korea Ratings Corporation (AAA ~ D)
October 2017
February 2018
April 2018
	April 2019	AA-

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(2)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(3)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

(3)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	May 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2017	A1	Korea Ratings Corporation (A1 ~ D)
	October 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	December 2017	A1	Korea Ratings Corporation (A1 ~ D)
	May 2018	A1	Korea Investors Service, Inc. (A1 ~ D)

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
	May 2018	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	November 2018	Cancelled(2)	Korea Investors Service, Inc. (A1 ~ D)
	November 2018	Cancelled(2)	NICE Information Service Co., Ltd. (A1 ~ D)

(4)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

(5)	Ratings have been cancelled due to repayment of our outstanding commercial paper on October 22, 2018 upon maturity.

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2019)

There were no changes to our issued capital stock during the reporting period ended September 30, 2019.

(2)	Convertible bonds (as of September 30, 2019)

Description	Issue Date	Maturity Date	Issue Amount (in millions of Won)	Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion			Outstanding Bonds			Notes
						Conversion Ratio	Conversion Price		Issue Amount (in millions of Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,427(1)(2)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~	19,845	813,427	(1)	40,988,998	Listed on Singapore Stock Exchange

Total	—	—	813,427	—	—	100%	~~W~~	19,845	813,427		40,988,998	—

(6)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

(7)	The proceeds of our Unsecured Foreign Convertible Bonds No. 3 were used for general corporate purposes.

D.	Voting rights (as of September 30, 2019)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(8)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2019 Q1~Q3	2018	2017
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(1,028,664)	(207,239)	1,802,756
Earnings (loss) per share (Won)(2)		(2,875)	(579)	5,038

Total cash dividend amount for the period (million Won)		—	—	178,908

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	—	9.92%
Cash dividend yield (%)(4)	Common shares	—	—	1.69%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(9)	Based on profit for the year attributable to the owners of the controlling company.
(10)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(11)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(12)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of September 30, 2019, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of September 30, 2019, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

Consolidated operating results highlights

	(Unit: In billions of Won)
	2019 Q1~Q3	2018	2017(1)
Sales Revenue	17,054	24,337	27,790
Gross Profit	1,416	3,085	5,366
Operating Profit (loss)	(938)	93	2,462

Total Assets	37,443	33,176	29,160

Total Liabilities	23,117	18,289	14,178

(13)	Figures for 2017 were recorded in accordance with the previously applicable accounting standards, including K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

B.	Industry

(1)	Industry characteristics

•

The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•

While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown gradual growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Crystal Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television sector, we are expanding our offerings of premium products such as OLED and UHD products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business through building a successful line-up of new products and investments in the 8.5th and 10.5th generation OLED display panel production. In the IT sector, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile sector, we are continuously striving to secure mass production capabilities for 6th generation plastic OLED smartphones through additional investments. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in East Asia as set forth below. Chinese panel manufacturers have continued to invest in new fabrication facilities and additional supplies, and although the actual level of oversupply has become less severe than the previously forecast level due to certain delays in investments, the concern over a structural oversupply in the market continues to exist.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2019 Q1~Q3	2018	2017
Panels for Televisions(1)(2)	29.4%	28.3%	28.1%
Panels for Monitors(1)	28.1%	30.7%	36.3%
Panels for Notebook Computers(1)	21.8%	23.7%	21.3%
Panels for Tablet Computers(1)	28.6%	31.0%	29.1%

Total(1)	28.4%	28.8%	29.2%

(14)

Source: Large-Area Display Market Tracker (IHS Technology). The relevant amounts for the first three quarters of 2019 are estimates only, as the actual results for such period have not yet been released.

(15)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD” or “UHD”) OLED panels as well as “Wallpaper” and “Crystal Sound” OLED panels for televisions, plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition UHD television panels, large sized/borderless monitors, high-resolution/oxide notebooks and automotive and commercial products, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2019 Q1~Q3
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/ Products/Services/Other sales	Televisions	Panels for televisions	LG Display	6,184	36.26%
		Desktop monitors	Panels for monitors	LG Display	3,006	17.63%
		Tablet products	Panels for tablets	LG Display	1,733	10.16%
		Notebook computers	Panels for notebook computers	LG Display	2,020	11.85%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	4,110	24.10%

Total					17,054	100.0%

B.	Average selling price trend of major products

While average selling prices of display panels are subject to change based on market conditions and demand by product category, the average selling price of display panels per square meter of net display area shipped in the third quarter of 2019 increased by approximately 13% compared to the second quarter of 2019 due to an increase in the sales of mobile products, which resulted in an improvement in our overall product mix. There is no assurance that the average selling prices of display panels will not fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2019 Q3	513
2019 Q2	456
2019 Q1	528
2018 Q4	559
2018 Q3	500
2018 Q2	501
2018 Q1	522
2017 Q4	589
2017 Q3	600
2017 Q2	574
2017 Q1	608

(16)	Quarterly average selling price per square meter of net display area shipped.
(17)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Printed circuit boards	Display panel manufacturing	1,663	16.8%	Korea SMT Co., Ltd., etc.
		Polarizers		1,528	18.0%	LG Chem, etc.
		Backlights		1,194	16.1%	Heesung Electronics LTD., etc.
		Glass		1,190	10.9%	Paju Electric Glass Co., Ltd., Asahi Electric Glass Co., Ltd., etc.
		Drive IC		697	7.7%	Silicon Works Co., Ltd., MagnaChip Semiconductor Corporation, etc.
		Others		2,738	30.4%	—

Total				9,009	100.0%

- Period: January 1, 2019 ~ September 30, 2019.

(18)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(19)	Among our major suppliers, LG Chem and Silicon Works Co., Ltd. are member companies of the LG Group, and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of EGI (Electrolytic Galvanized Iron), which is the main raw material for BLU components, increased by 0.3% from 2017 to 2018 but decreased by 9.2% from 2018 to the third quarter of 2019. Such decrease in the third quarter of 2019 was due to the concerns of a slowdown in the global economy and an increase in inventory levels. The average price of resin increased by 18.7% from 2017 to 2018 but decreased by 36.8% from 2018 to the third quarter of 2019. Such decrease in the third quarter of 2019 was due to the concerns of a slowdown in the global economy and an increase in supply as a result of new investments by suppliers. The average price of copper, the main raw material for PCB components, increased by 5.9% from 2017 to 2018 but decreased by 7.4% from 2018 to the third quarter of 2019. Such decrease in the third quarter of 2019 was due to the prolonged U.S.-China trade disputes, concerns of a slowdown in China’s (the largest consumer of copper) economy in the second half of 2019, and an increase in inventory levels.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2019 Q1~Q3(1)	2018(2)	2017(2)
Display	Display panel	Gumi, Paju, Guangzhou	7,229	10,161	10,538

(20)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the period multiplied by the number of months in the period (Q1~Q3 : 9 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(21)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2019 Q1~Q3(1)	2018(1)	2017(1)
Display	Display panel	Gumi, Paju, Guangzhou	6,548	9,428	9,262

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2019 Q1~Q3	Actual working hours in 2019 Q1~Q3	Average utilization ratio
Gumi	6,552(1) (24 hours x 273 days)(2)	6,472(1) (24 hours x 270 days)(2)	98.8%
Paju	6,552(1) (24 hours x 273 days)(2)	6,446(1) (24 hours x 269 days)(2)	98.4%
Guangzhou	6,552(1) (24 hours x 273 days)(2)	6,552(1) (24 hours x 273 days)(2)	100.0%

(22)	Based on the assumption that all 24 hours in a day have been fully utilized.
(23)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2018, our total capital expenditures on a cash out basis was ~~W~~7.9 trillion. In 2019, we plan to continue investing in new technologies for the future, including OLED and oxide technologies, and respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2019 Q1~Q3	2018	2017
Display	Products	Display panel	Overseas(1)	16,026	22,722	25,763
			Korea(1)	1,000	1,572	1,982

			Total	17,027	24,294	27,745

	Royalty	LCD, OLED technology patent	Overseas(1)	10	18	20
			Korea(1)	0	0	0

			Total	10	18	20

	Others	Raw materials, components, etc.	Overseas(1)	13	8	11
			Korea(1)	5	17	14

			Total	18	25	25

	Total		Overseas(1)	16,049	22,747	25,794
			Korea(1)	1,005	1,590	1,996

			Total	17,054	24,337	27,790

(24)	Based on ship-to-party.
(25)	Sales for 2017 were recorded based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

B.	Sales organization and sales route

•	As of September 30, 2019, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	93.9%
	Headquarters	6.1%
Overseas sales portion (overseas sales / total sales)		94.1%
Korea	Overseas subsidiaries	3.8%
	Headquarters	96.2%
Korea sales portion (Korea sales / total sales)		5.9%

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we have led the premium television market with our OLED TVs and strengthened the differentiation of our OLED products through unique designs and integration of additional technologies (wallpaper, CSO, rollable, etc.). We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(5)	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in each of the first three quarters of 2018 and 2019, and our sales revenue derived from our top ten customers comprised 76% of our total sales revenue in the first three quarters of 2018 and 79% in the first three quarters of 2019.

(6)	Purchase orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we have adopted a policy to maintain our net exposure within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

In 2018, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $1,785 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~113,426 million with respect to our foreign exchange derivative instruments held during the reporting period.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

9.	Research & Development

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
Items(1)		2019 Q1~Q3	2018	2017
Material Cost		616,610	656,011	646,622
Labor Cost		527,180	667,837	668,429
Depreciation Expense		389,452	426,264	298,383
Others		199,318	314,007	298,256

Total R&D-Related Expenditures		1,732,560	2,064,119	1,911,690

Accounting Treatment(2)	Selling & Administrative Expenses	743,950	918,512	917,645
	Manufacturing Cost	639,946	772,772	657,838
	Development Cost (Intangible Assets)	348,664	372,835	336,207

R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		10.2%	8.5%	6.9%

(26)	Calculated based on the total R&D-related expenditures before subtracting government subsidies (state subsidies).
(27)

For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

B.	R&D achievements

Achievements in 2017

(1)	Developed 5.7-inch QHD+ full vision display (LG Electronics)

•	Developed a full vision display smartphone product (G6) through strategic collaboration with other LG Group companies

•	Applied first 18:9 screen aspect ratio with 4-corner round display

(2)	Developed mobile LTPS 30Hz product (SH 5.1-inch FHD)

•	Secured 30Hz low-frequency drive technology based on LTPS TFT-LCD

•	Reduced logic power consumption through 30Hz low-frequency drive (reduced from 96mW to 69mW on 5.1-inch FHD)

(3)	Developed and released the world’s first Crystal Sound OLED, or CSO, television product

•	Released product with a new platform concept through development of OLED panel product with integrated speakers

•	Delivered OLED television product that achieves differentiated value not only in picture quality and design, but also sound quality

(4)	Developed notebook oxide product (13.9-inch, Ultra HD)

•	Achieved high definition/narrow bezel product through application of oxide BCE GIP technology

•	Delivered low power consumption product through application of low refresh rate, or LRR, technology

(5)	Developed medical monitor product for surgical endoscope (27.0-inch, Ultra HD)

•	Newly entered the medical devices market through development and production of medical monitor product for surgical endoscope

•	Achieved high definition (3,840 x 2,160), high luminance (800 nit) and high contrast ratio (1,300:1)

•	Implemented coverglass direct bonding applying our own manufacturing processes (M6 line)

(6)	Developed the world’s first four-side borderless monitor with a resolution of 8K4K (31.5-inch 8K4K oxide)

•	Pioneered Ultra HD Premium MNT market through development of the world’s first four-side borderless monitor with a resolution of 8K4K

•	Delivered Ultra HD based on oxide GIP (280 PPI with a resolution of 7680x4320)

•	Delivered wide color gamut (Adobe RGB 100%/DCI 98%), four-side borderless

(7)	Developed the world’s largest automotive Center Information Display (“CID”) product (15.4-inch Widescreen Ultra Extended Graphics Array (“WUXGA”))

•	Developed the world’s largest auto component display in the automotive industry

•	Guaranteed the first 1000hr reliability in the automotive industry

(8)	Developed the world’s first 88-inch Ultra Stretch display product

•	Strengthened competitiveness through application of smart (digital) stepper

(9)	Developed products utilizing U-IPS (75-inch/65-inch/55-inch/49-inch, Ultra HD)

•	Utilized U-IPS technology to strengthen product competitiveness by improving panel transmittance rate and reflectivity

(10)	Developed the world’s first 65-inch UHD OLED television product utilizing GIP

•	Strengthened product competitiveness through application of the world’s first oxide based UHD GIP technology

Achievements in 2018

(1)	Developed the world’s first glass-integrated LCD television product (Art Glass Series)

•	Achieved LCD modular appearance and simplicity in design by using glass material throughout product (including the panel, light guide plate and back cover)

•	Strengthened competitiveness of frameless design by decreasing bezel size from 7.8mm to 5.9mm

(2)	Developed our first 5.8-inch Ultra HD Mobile 4K product

•	Developed our first Ultra HD mobile product

•	Achieved high luminance, low power consumption and HD resolution by applying Ultra HD RGBW (M+) pixel structure

(3)	Developed the world’s first 5.8-inch mobile FHD product applying M+

•	Our first product applying camera notch concept technology

(4)	Developed the world’s first four-side borderless curved monitor with 1900R curvature radius

•	Our first product applying glass 0.25T (etching) bezel printing/reverse bonding process technology

•	Strengthened product competitiveness with our first shared design applying three-side/four-side borderless TFT Mask

•	Achieved high-speed driving at 144Hz, high color recall (DCI 98%) and HDR (peak luminance 550nit)

(5)	Developed the world’s first 34-inch large-screen monitor/high-resolution four-sided borderless HDR

•	Pioneered HD Premium 21:9 monitor market through development of the world’s first WUHD(5K2K), four-side borderless monitor

•	Delivered Ultra HD (DCI 98Z%, sRGB 135%) by applying Adv. KSF LED PKG technology

•	Achieved high luminance (HDR 600); typ. 450 nit, maximum 600nit

(6)	Developed LGD 6.01QHD+M+ Full Screen Display (LG Electronics)

•	Developed a full screen display concept smartphone product (G7) through strategic collaboration with other LG Group companies

•	Implemented a full screen display product concept through achievement of our first 19.5:9 screen aspect ratio and lower bezel of 2.7mm

(7)	Developed the world’s narrowest bezel videowall product (0.44mm bezel, 55-inch FHD)

•	Achieved product competitiveness by developing the world’s narrowest bezel (originally 0.9mm g 0.44mm, Even Bezel)

(8)	Developed the world’s first automotive glassless 3D cluster product

•	Developed FHD glassless barrier type 3D model (12.3 inches, 167 ppi level)

•	Achieved customers’ eye-tracking movement by applying a top moving barrier panel at the top of the panel

•	Improved adhesion accuracy of image panel and barrier panel by using OCA bonding technology

•	Improved barrier contrast ratio by applying a copper-based metal barrier panel

(9)	Developed the world’s first 6th generation a-Si Indirect DXD product (21.9-inch, 14 x 17 resolution, 14 µm pixel pitches)

•	Entered the DXD market through development of the world’s first 6th generation a-Si Indirect DXD product

•	Set up infrastructure for DXD product development through the development of our first DXD product

(10)	Developed the world’s first 17-inch large-sized and lightweight notebook monitor

•	Developed large-sized (17-inch) product with a new screen aspect ratio (16:10)

•	Developed light-weight product (268g) through securing 17-inch+ Slim Design model technology

Achievements in 2019

(1) Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

(2)	Developed the world’s first transparent WOLED product (55-inch FHD)

•	Developed WOLED-based Top Emission OLED device and process technology

(3)	Developed the world’s first OLED 8K product (88-inch 8K)

•	Developed gearing technology that secures and compensates aperture ratio for high resolution (8K) product implementation

(4)	Developed the world’s first gaming monitor product applying OLED (55” UHD)

•	Developed 55” UHD gaming monitor product using advantages of OLED (latency, gray to gray, color recall)

(5)	Developed the world’s first curved gaming monitor product applying AH-IPS COT (37.5” WQ+)

•	Developed and produced the world’s first monitor product applying AH-IPS COT

•	Pioneered gaming/curved premium monitor product market

10.	Intellectual Property

As of September 30, 2019, our cumulative patent portfolio (including patents that have already expired) included a total of 43,637 patents, consisting of 18,880 in Korea and 24,757 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2018 to the Korean government in March 2019 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2018	2017	2016
Greenhouse gases	6,696	6,314	6,092
Energy	64,296	63,451	60,423

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2045 by 65.1%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2018, we reduced our carbon dioxide greenhouse gas emission levels by 1.28 million tons, which was 0.63 million tons more than our initial target of 0.65 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

The increase in greenhouse gas emission in 2018 is due to the inclusion of certain other greenhouse gas emissions (N2O used in deposition facilities and CO2 in cleaning facilities) during the second planning period (2018 to 2020) that were not included during the first planning period (2015 to 2017) in the overall amount of greenhouse gas emissions in accordance with guidelines issued by the Korean government.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai, Guangzhou and Vietnam, and in December 2013, we have obtained energy management system ISO 50001 certifications for our domestic panel and module production plants and our overseas module production plants in Nanjing and Guangzhou.

In addition, in August 2014, GP1, our newest 8th generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we were first certified by the Ministry of Environment as a “Green Company” for P1 in 1997, and such certification has since been renewed on a timely basis, most recently in May 2018. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award. Our continued efforts to reduce greenhouse gas emissions was recognized again in 2018 following 2017 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Industry, Trade and Energy in recognition of our energy management practices and energy saving measures. In May 2018, we received the CEM Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Technology and the Korea Energy Agency in November 2018.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and received the SGS Eco Label accreditation for our OLED and LCD television models in 2017 and 2018. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court ordered a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. The trial court (Goyang Branch of Uijeongbu District Court) issued a summary order confirming the same fine of ~~W~~3.0 million on November 22, 2018. We and our chief production officer appealed the trial court’s decision, and the case is currently pending appeal at the Uijeongbu District Court. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. In relation to this matter, in January 2019, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In February 2018, we were assessed a fine of ~~W~~0.04 million by Paju City for stopping a vehicle in front of a day care center in violation of certain provisions of the Road Traffic Law. We have since paid the fine and are in the process of strengthening our parking guidance procedures to prevent such recurrence.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In April 2018, we were assessed a fine of ~~W~~0.24 million by Yeongdeungpo-gu Office for our failure to keep one of our rescue vehicles current with its statutory inspection requirements, which we subsequently paid. In order to prevent recurrence, we are continually monitoring the compliance of inspection requirements for our vehicles.

In June 2019, the government of Gyeong-gi Province reviewed the operational history and the number of self-measurements of our emission outlets and confirmed that there were certain deficiencies in self-measurements for our reserve facilities. As a result, we were assessed a fine of ~~W~~1.6 million by the government of Gyeong-gi Province, which we subsequently paid, for the violation of Article 39 of the Air Quality Management Act. To prevent the recurrence, we have established a monthly self-measurement plan for our reserve facilities.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS). Figures for 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

	(Unit: In millions of Won)
Description	As of September 30, 2019	As of December 31, 2018	As of December 31, 2017
Current assets	10,779,641	8,800,127	10,473,703
Quick assets	8,052,447	6,108,924	8,123,619
Inventories	2,727,194	2,691,203	2,350,084
Non-current assets	26,663,424	24,375,583	18,685,984
Investments in equity accounted investees	113,842	113,989	122,507
Property, plant and equipment, net	23,730,603	21,600,130	16,201,960
Intangible assets	971,454	987,642	912,821
Other non-current assets	1,847,525	1,673,822	1,448,696
Total assets	37,443,065	33,175,710	29,159,687
Current liabilities	10,640,846	9,954,483	8,978,682
Non-current liabilities	12,476,294	8,334,981	5,199,495
Total liabilities	23,117,140	18,289,464	14,178,177
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	9,201,528	10,239,965	10,621,571
Other equity	(99,090)	(300,968)	(288,280)
Non-controlling interest	1,183,295	907,057	608,027

Total equity	14,325,925	14,886,246	14,981,510

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the nine months ended September 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Revenue	17,053,872	24,336,571	27,790,216
Operating profit (loss)	(937,500)	92,891	2,461,618
Operating profit (loss) from continuing operations	(1,055,024)	(179,443)	1,937,052
Profit (loss) for the period	(1,055,024)	(179,443)	1,937,052
Profit (loss) attributable to:
Owners of the Company	(1,028,664)	(207,239)	1,802,756
Non-controlling interest	(26,360)	27,796	134,296
Basic earnings (loss) per share	(2,875)	(579)	5,038
Diluted earnings (loss) per share	(2,875)	(579)	5,038
Number of consolidated entities	22	22	20

B.	Financial highlights (Based on separate K-IFRS). Figures for 2017 are based on previously applicable accounting standards of K-IFRS 1018, “Revenue” and K-IFRS 1039, “Financial Instruments.”

	(Unit: In millions of Won)
Description	As of September 30, 2019	As of December 31, 2018	As of December 31, 2017
Current assets	7,832,401	6,378,339	8,381,074
Quick assets	5,819,939	4,427,184	6,698,829
Inventories	2,012,462	1,951,155	1,682,245
Non-current assets	21,602,029	20,683,767	17,028,341
Investments	5,084,793	3,602,214	2,683,941
Property, plant and equipment, net	14,257,615	14,984,564	12,487,001
Intangible assets	792,511	816,808	731,373
Other non-current assets	1,467,110	1,280,181	1,126,026
Total assets	29,434,430	27,062,106	25,409,415
Current liabilities	9,045,792	7,416,630	7,394,605
Non-current liabilities	8,282,231	6,432,895	4,185,551
Total liabilities	17,328,023	13,849,525	11,580,156
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	8,066,215	9,172,389	9,789,067
Other equity	0	0	0
Total equity	12,106,407	13,212,581	13,829,259

	(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Revenue	15,752,138	22,371,687	25,591,082
Operating profit (loss)	(1,210,164)	(472,995)	1,536,730
Operating profit (loss) from continuing operations	(1,096,752)	(442,291)	1,779,721
Profit (loss) for the period	(1,096,752)	(442,291)	1,779,721
Basic earnings (loss) per share	(3,065)	(1,236)	4,974
Diluted earnings (loss) per share	(3,065)	(1,236)	4,974

C.	Consolidated subsidiaries (as of September 30, 2019)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o. (1)	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd. (2)	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (3)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd. (4)	Manufacturing and sales	China	75%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of September 30, 2019)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411	September 24, 1999	100%
LG Display Germany GmbH	EUR	1	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	116	May 19, 2000	100%

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display Nanjing Co., Ltd.	CNY	3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 16, 2003	100%
LG Display Poland Sp. zo.o. (1)	PLN	511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$	1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1	May 27, 2015	100%
Global OLED Technology LLC	US$	138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd. (2)	US$	600	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 1, 2016	100%
LG Display Fund I LLC (3)	US$	5	May 1, 2018	100%
LG Display High-Tech (China) Co., Ltd. (4)	CNY	14,570	July 11, 2018	75%
MMT (Money Market Trust)	~~W~~	153,700	March 31, 2017	100%

Changes since December 31, 2018:

(1)	LG Display Poland Sp. zo.o. began a liquidation process as of July 1, 2019.
(2)	During the reporting period, we invested an additional ~~W~~342,680 million in LG Display Vietnam Haiphong Co., Ltd.
(3)	During the reporting period, we invested an additional ~~W~~3,175 million in LG DISPLAY FUND I LLC.
(4)

During the reporting period, we invested an additional ~~W~~1,045,393 million in LG Display High-Tech (China) Co., Ltd. and the non-controlling shareholders invested an additional ~~W~~276,396 million. Due to such additional investment, our interest in LG Display High-Tech (China) Co., Ltd. has increased from 69% in 2018 to 75% as of the end of the reporting period.

Additionally, for the nine-month periods ended September 30, 2018 and 2019, the amount of dividends attributable to the parent company from the aggregate dividends distributed by our consolidated subsidiaries was ~~W~~90,281 million and ~~W~~11,120 million, respectively.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	52,732	January 2005	40%
Invenia Co., Ltd. (1)		—	January 2001	—
Wooree E&L Co., Ltd.	~~W~~	5,412	June 2008	14%
YAS Co., Ltd.	~~W~~	18,541	April 2002	15%
Avatec Co., Ltd. (2)	~~W~~	19,790	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH (3)	~~W~~	8,668	March 2003	12%
Material Science Co., Ltd.	~~W~~	3,187	January 2014	10%
Nanosys Inc.	~~W~~	5,512	July 2001	4%

Changes since December 31, 2018:

(28)	In September 2019, we sold all of the 3,000,000 shares of Invenia Co., Ltd. we previously held, and recognized a disposal gain of ~~W~~4,324 million, which has been reflected in our financial income.
(29)

In August 2019, we sold 650,000 shares of Avatec Co., Ltd. we previously held, and our interest in Avatec Co., Ltd. following such sale is 14% as of the end of the reporting period. As a result of such sale, we recognized a disposal gain of ~~W~~207 million, which has been reflected in our financial income.

(30)

We did not participate in Cynora GmbH’s paid-in capital increase during the reporting period, and as a result, our equity interest decreased from 14% as of December 31, 2018 to 12% as of September 30, 2019.

Additionally, for the nine-month periods ended September 30, 2018 and 2019, the aggregate amount of dividends we received from our affiliated companies was ~~W~~5,272 million and ~~W~~7,502 million, respectively.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2019 Q1~Q3	2018	2017
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,280 (500)(2)	1,170 (450)(2)	1,040 (450)(2)
Time required	10,673	17,269	17,909

(31)	Compensation amount is the contracted amount for the full fiscal year.
(32)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

	(Unit: In millions of Won, hours)
Period	Date of contract	Description of service	Period of service	Compensation
2019 Q1~Q3	July 23, 2019	Issuance of comfort letters	July 23, 2019 ~ August 31, 2019	120
2018	September 11, 2018	Green bond verification	September 11, 2018 ~ October 9, 2018	45

14.	Board of Directors

A.	Members of the board of directors

As of September 30, 2019, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of September 30,2019)
Name	Position	Primary responsibility
Sang Beom Han	Representative Director (non-outside)	Overall head of business management
Donghee Suh(1)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Young-Soo Kwon(1)	Director (non-standing)	Chairman of the board of directors
Sung-Sik Hwang	Outside Director	Related to the overall management
Kun Tai Han(2)	Outside Director	Related to the overall management
Byung Ho Lee	Outside Director	Related to the overall management
Chang-Yang Lee(1)	Outside Director	Related to the overall management

(33)	Each of Donghee Suh, Young-Soo Kwon and Chang-Yang Lee was newly appointed at the annual general meeting of shareholders held on March 15, 2019.
(34)	Kun Tai Han was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 15, 2019.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, Sang Beom Han and Donghee Suh.

As of March 15, 2019, the composition of the Outside Director Nomination Committee was as follows.

(As of March 15, 2019)
Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Young-Soo Kwon, Kun Tai Han, Byung Ho Lee

(35)	Each of Young-Soo Kwon, Kun Tai Han, Byung Ho Lee was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 15, 2019.

As of the September 30, 2019, the composition of the Audit Committee was as follows.

(As of September 30, 2019)
Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Kun Tai Han, Chang-Yang Lee(2)

(36)	Sung-Sik Hwang is the audit committee chairman. He was reappointed for another term as an Audit Committee member at the annual general meeting of shareholders held on March 15, 2018.

(37)	Chang-Yang Lee was newly appointed as an audit committee member at the annual general meeting of shareholders held on March 15, 2019.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2019): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2019): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2019:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
Sang Beom Han	Officer of member company	54,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of September 30, 2019:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	24,515,566	6.85%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2019 Q1~Q3:

(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(3)
Non-outside directors	3	1,471		490
Outside directors who are not audit committee members	1	59		59
Outside directors who are audit committee members	3	182		61

Total	7	1,712	(4)	245

(38)	Number of directors as at September 30, 2019.
(39)	Amount paid is calculated on the basis of amount of cash actually paid.
(40)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the nine months ended September 30, 2019.
(41)

As Joon Park resigned as an outside director on March 14, 2019 and Chang Yang Lee was appointed as an outside director at the annual general meeting of shareholders held on March 15, 2019, the total amount paid includes remuneration paid to both Mr. Park and Mr. Lee.

(2)	Remuneration for individual directors and audit committee members

Not required for quarterly reports.

(3)	Remuneration for the five highest paid officers (among those paid over ~~W~~500 million per year)

Not required for quarterly reports.

(4)	Stock options

Not applicable.

B.	Employees

As of September 30, 2019, we had 29,108 employees (excluding our directors). On average, our male employees have served 10.8 years and our female employees have served 8.9 years. The total amount of salary paid to our employees for the nine months ended September 30, 2019 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,330,998 million for our male employees and ~~W~~233,435 million for our female employees. The following table provides details of our employees as of September 30, 2019:

(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2019 Q1~Q3(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	23,423	1,330,998	56	10.8
Female	5,642	233,435	41	8.9
Total	29,065	1,564,433	53	10.4

(42)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(43)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2019 was ~~W~~274,393 million and the per capita welfare benefit provided was ~~W~~9.4 million.

(44)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(45)	Includes incentive payments to employees who have transferred from our affiliated companies.
(46)	Calculated using the average number of employees (male: 23,600, female: 5,716) for the nine months ended September 30, 2019.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees, and we were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

17.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions. During the reporting period, we also settled a civil lawsuit that was filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants by certain plaintiffs in the United Kingdom.

We are also a defendant in two patent infringement lawsuits (one in the United States and the other in Germany) filed against us by Solas OLED Ltd. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. The expected outcome of each of these cases is currently unclear.

B.	Material events subsequent to the reporting period

Not Applicable.

C.	Material change in management

At our meeting of the board of directors on September 16, 2019, Mr. Ho-young Jeong was appointed as our new chief executive officer.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2019 and 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2019, the condensed consolidated interim statements of comprehensive loss for the three-month and nine-month periods ended September 30, 2019 and 2018, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2018 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 25, 2019, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2018, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2019

This report is effective as of November 13, 2019 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2019 and December 31, 2018

(In millions of won)	Note	September 30, 2019		December 31, 2018
Assets
Cash and cash equivalents	4, 25	~~W~~	2,759,692	2,365,022
Deposits in banks	4, 25		78,000	78,400
Trade accounts and notes receivable, net	5, 14, 25, 27		3,620,964	2,829,163
Other accounts receivable, net	5, 25		441,480	169,313
Other current financial assets	6, 25		98,029	46,301
Inventories	7		2,727,194	2,691,203
Prepaid income taxes			114,926	4,516
Non-current assets held for sale	28		—	70,161
Other current assets	5		939,356	546,048

Total current assets			10,779,641	8,800,127
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		113,842	113,989
Other non-current accounts receivable, net	5, 25		9,666	11,448
Other non-current financial assets	6, 25		158,899	144,214
Property, plant and equipment, net	9, 17		23,730,603	21,600,130
Intangible assets, net	10, 17		971,454	987,642
Deferred tax assets	23		1,393,796	1,136,166
Other non-current assets	5		285,153	381,983

Total non-current assets			26,663,424	24,375,583

Total assets		~~W~~	37,443,065	33,175,710

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	2,673,332	3,087,461
Current financial liabilities	11, 25		1,919,581	1,553,907
Other accounts payable	25		3,698,896	3,566,629
Accrued expenses			938,056	633,346
Income tax payable			113,101	105,900
Provisions	13		163,062	98,254
Advances received	14		1,077,015	834,010
Other current liabilities	13		57,803	74,976

Total current liabilities			10,640,846	9,954,483
Non-current financial liabilities	11, 25		11,615,684	7,030,628
Non-current provisions	13		57,554	32,764
Defined benefit liabilities, net	12		176,139	45,360
Long-term advances received	14		518,050	1,114,316
Deferred tax liabilities	23		14,250	15,087
Other non-current liabilities	13		94,617	96,826

Total non-current liabilities			12,476,294	8,334,981

Total liabilities			23,117,140	18,289,464

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			9,201,528	10,239,965
Reserves	15		(99,090)	(300,968)

Total equity attributable to owners of the Controlling Company			13,142,630	13,979,189

Non-controlling interests			1,183,295	907,057

Total equity			14,325,925	14,886,246

Total liabilities and equity		~~W~~	37,443,065	33,175,710

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Loss

(Unaudited)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(In millions of won, except earnings per share)	Note	For the three-month period ended September 30			For the nine-month period ended September 30
		2019		2018	2019	2018
Revenue	16, 17, 27	~~W~~	5,821,681	6,102,363	17,053,872	17,388,775
Cost of sales	7, 18, 27		(5,520,082)	(5,213,629)	(15,637,832)	(15,491,214)

Gross profit			301,599	888,734	1,416,040	1,897,561
Selling expenses	19		(247,756)	(220,736)	(722,564)	(597,547)
Administrative expenses	19		(272,799)	(199,732)	(655,805)	(578,145)
Research and development expenses			(217,782)	(328,195)	(975,171)	(908,229)

Operating profit (loss)			(436,738)	140,071	(937,500)	(186,360)

Finance income	22		143,943	48,421	267,229	202,304
Finance costs	22		(177,376)	(49,177)	(359,005)	(241,504)
Other non-operating income	21		308,549	218,147	975,549	816,198
Other non-operating expenses	21		(441,893)	(249,417)	(1,127,397)	(917,205)
Equity in income of equity accounted investees, net			3,306	2,218	9,859	1,035

Profit (loss) before income tax			(600,209)	110,263	(1,171,265)	(325,532)
Income tax expense (benefit)	23		(158,005)	92,755	(116,241)	6,485

Profit (loss) for the period			(442,204)	17,508	(1,055,024)	(332,017)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(1,355)	(4,737)	(6,203)	(16,129)
Other comprehensive income from associates			107	7	240	30
Related income tax	12		332	1,267	(3,219)	4,893

			(916)	(3,463)	(9,182)	(11,206)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations			37,529	(186,146)	226,967	(46,214)
Other comprehensive income (loss) from associates			2,957	(271)	7,063	418
			40,486	(186,417)	234,030	(45,796)

Other comprehensive income (loss) for the period, net of income tax			39,570	(189,880)	224,848	(57,002)

Total comprehensive loss for the period		~~W~~	(402,634)	(172,372)	(830,176)	(389,019)

Profit (loss) attributable to:
Owners of the Controlling Company			(419,354)	3,421	(1,028,664)	(353,418)
Non-controlling interests			(22,850)	14,087	(26,360)	21,401

Profit (loss) for the period		~~W~~	(442,204)	17,508	(1,055,024)	(332,017)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(379,060)	(151,747)	(834,801)	(397,735)
Non-controlling interests			(23,574)	(20,625)	4,625	8,716

Total comprehensive loss for the year		~~W~~	(402,634)	(172,372)	(830,176)	(389,019)

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	24	~~W~~	(1,172)	10	(2,875)	(988)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2019 and 2018

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(353,418)	—	(353,418)	21,401	(332,017)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(11,236)	—	(11,236)	—	(11,236)
Foreign currency translation differences		—	—	—	(33,529)	(33,529)	(12,685)	(46,214)
Other comprehensive income from associates		—	—	30	418	448	—	448

Total other comprehensive loss		—	—	(11,206)	(33,111)	(44,317)	(12,685)	(57,002)

Total comprehensive income (loss) for the period	~~W~~	—	—	(364,624)	(33,111)	(397,735)	8,716	(389,019)

Transaction with owners, recognized directly in equity
Dividends to shareholders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at September 30, 2018	~~W~~	1,789,079	2,251,113	10,078,039	(321,391)	13,796,840	895,239	14,692,079

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the period
Loss for the period		—	—	(1,028,664)	—	(1,028,664)	(26,360)	(1,055,024)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(9,422)	—	(9,422)	—	(9,422)
Foreign currency translation differences		—	—	—	195,982	195,982	30,985	226,967
Other comprehensive income from associates		—	—	240	7,063	7,303	—	7,303

Total other comprehensive income (loss)		—	—	(9,182)	203,045	193,863	30,985	224,848

Total comprehensive income (loss) for the period	~~W~~	—	—	(1,037,846)	203,045	(834,801)	4,625	(830,176)

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests and others		—	—	(591)	(1,167)	(1,758)	278,154	276,396
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(6,541)	(6,541)

Balances at September 30, 2019	~~W~~	1,789,079	2,251,113	9,201,528	(99,090)	13,142,630	1,183,295	14,325,925

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Loss for the period		~~W~~	(1,055,024)	(332,017)
Adjustments for:
Income tax expense (benefit)	23		(116,241)	6,485
Depreciation and amortization	18		2,686,784	2,699,538
Gain on foreign currency translation			(100,605)	(73,426)
Loss on foreign currency translation			196,923	136,914
Expenses related to defined benefit plans	12		147,814	155,228
Gain on disposal of property, plant and equipment			(13,571)	(5,125)
Loss on disposal of property, plant and equipment			31,726	13,362
Impairment loss on property, plant and equipment			36,371	25,715
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			139	—
Impairment loss on intangible assets			116,506	353
Reversal of impairment loss on intangible assets			(480)	(26)
Gain on disposal of non-current assets held for sale			(8,353)	—
Expense on increase of provisions			286,970	154,676
Finance income			(183,852)	(61,814)
Finance costs			290,399	116,252
Equity in income of equity method accounted investees, net	8		(9,860)	(1,035)
Other income			(18,926)	(3,344)
Other expenses			4,114	593

			3,345,306	3,164,107
Changes in:
Trade accounts and notes receivable			(1,138,581)	946,803
Other accounts receivable			10,693	(6,969)
Inventories			(51,755)	(344,614)
Lease receivables			4,485	—
Other current assets			(276,791)	(102,441)
Other non-current assets			(20,474)	(39,400)
Trade accounts and notes payable			(452,958)	303,604
Other accounts payable			1,319,025	(178,400)
Accrued expenses			285,349	(24,311)
Provisions			(197,371)	(149,139)
Other current liabilities			(67,127)	105,308
Defined benefit liabilities, net			(23,345)	(7,536)
Long-term advances received			63,672	819,646
Other non-current liabilities			9,343	19,123

			(535,835)	1,341,674
Cash generated from operating activities			1,754,447	4,173,764
Income taxes paid			(251,372)	(371,198)
Interests received			39,566	59,699
Interests paid			(299,156)	(150,666)

Net cash provided by operating activities		~~W~~	1,243,485	3,711,599

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from investing activities:
Dividends received		~~W~~	7,502	5,272
Increase in deposits in banks			(111,180)	(772,219)
Proceeds from withdrawal of deposits in banks			111,580	1,451,541
Acquisition of financial assets at fair value through profit or loss			(708)	(432)
Proceeds from disposal of financial assets at fair value through profit or loss			213	—
Acquisition of financial assets at fair value through other comprehensive income			(21)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			99	6
Acquisition of investments in equity accounted investees			—	(14,732)
Proceeds from disposal of investments in equity accounted investees			7,039	2,382
Acquisition of property, plant and equipment			(5,924,316)	(6,053,560)
Proceeds from disposal of property, plant and equipment			281,167	140,093
Acquisition of intangible assets			(424,142)	(405,293)
Proceeds from disposal of intangible assets			2,349	960
Government grants received			248,124	1,210
Proceeds from disposal of non-current assets held for sale			81,351	—
Receipt from settlement of derivatives			22,852	314
Proceeds from collection of short-term loans			14,656	11,755
Increase in short-term loans			(8,725)	(5,000)
Increase in long-term loans			(6,465)	(31,180)
Increase in deposits			(30,501)	(14,373)
Decrease in deposits			5,205	3,562
Proceeds from disposal of emission rights			20,416	10,200

Net cash used in investing activities			(5,703,505)	(5,669,494)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			1,817,444	109,446
Repayments of short-term borrowings			(1,131,464)	(109,712)
Proceeds from issuance of bonds			1,323,239	498,170
Proceeds from long-term borrowings			3,765,753	2,532,019
Repayments of current portion of long-term borrowings and bonds			(1,223,299)	(1,015,802)
Repayment of lease liabilities			(45,357)	—
Capital contribution from non-controlling interests			276,396	331,603
Subsidiaries’ dividends distributed to non-controlling interests			(6,541)	(51,085)
Dividends paid			—	(178,908)

Net cash provided by financing activities			4,776,171	2,115,731

Net increase in cash and cash equivalents			316,151	157,836
Cash and cash equivalents at January 1			2,365,022	2,602,560
Effect of exchange rate fluctuations on cash held			78,519	(156)

Cash and cash equivalents at September 30		~~W~~	2,759,692	2,760,240

See accompanying notes to the consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of September 30, 2019, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2019, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2019, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2019, there are 19,414,164 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2019

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Poland Sp. z o.o.(*1)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.(*2)	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 5
LG Display High-Tech (China) Co., Ltd.(*4)	Guangzhou, China	75%	December 31	July 11, 2018	Manufacture and sell display products	CNY 14,570
Money Market Trust	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 153,700

1.	Reporting Entity, Continued

(*1)	On July 1, 2019, LG Display Poland Sp. Z o.o. commenced the liquidation process.

(*2)	For the nine-month period ended September 30, 2019, the Controlling Company contributed ~~W~~342,680 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”).

(*3)	For the nine-month period ended September 30, 2019, the Controlling Company contributed ~~W~~3,175 million in cash for the capital increase of LG DISPLAY FUND I LLC.

(*4)

For the nine-month period ended September 30, 2019, the Controlling Company contributed ~~W~~1,045,393 million in cash for the capital increase of LG Display High-Tech (China) Co., Ltd. (“LGDCO”). Meanwhile, additional contribution from non-controlling interest amounted to ~~W~~276,396 million. The Group’s ownership percentage in LGDCO increased from 69% to 75% as a result of this additional investment.

~~W~~11,120 million and ~~W~~90,281 million are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the nine-month periods ended September 30, 2019 and 2018, respectively.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2018.

From January 1, 2019, the Group adopted K-IFRS No. 1116, Leases for the first time. Changes to significant accounting policies are described in Note 3.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial asset at fair value through other comprehensive income (“FVOCI”) and financial liabilities at FVTPL, and

•	net defined benefit liabilities recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

2.	Basis of Presenting Financial Statements, Continued

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2018, except for the application of K-IFRS No. 1034, Interim Financial Reporting and the changes in accounting policies explained below. The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2019.

Changes in Accounting Policies

The Group has initially adopted K-IFRS No. 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group’s condensed consolidated interim financial statements.

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

(i)	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to K-IFRS No. 1116, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases for contracts that were previously identified as leases under K-IFRS No. 1017 and K-IFRS No. 2104 as of January 1, 2019. Contracts that were not identified as leases under K-IFRS No. 1017 and K-IFRS No. 2104 were not reassessed. Therefore, the definition of a lease under K-IFRS No. 1116 has been applied only to contracts entered into or changed on or after January 1, 2019.

3.	Summary of Significant Accounting Policies, Continued

(ii)	Accounting as a lessee

The Group leases land, buildings, vehicles, machinery and equipment and others.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Group recognizes right-of-use assets and lease liabilities for most leases on the condensed consolidated interim statement of financial position.

However, as permitted in K-IFRS No. 1116, the Group has elected not to recognize right-of-use assets and lease liabilities for certain short-term leases and leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The carrying amounts of right-of-use assets recognized in the condensed consolidated interim financial statements are as below and those right-of use assets are presented in property, plant and equipment in the condensed consolidated interim statements of financial position.

(In millions of won)

	Land		Buildings	Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	53,960	75,777	1,111	10,800	392	142,040
Balance at September 30, 2019	~~W~~	55,623	63,431	966	9,783	400	130,203

The Group presents lease liabilities in financial liabilities in the condensed consolidated interim statement of financial position.

i)	Significant accounting policies

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses. The book value of right-of-use asset is adjusted when there is a remeasurement of the lease liability arising from a change in future lease payments.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate that would be applicable when the Group were to borrow the funds to obtain and asset of a similar value to the right-of-use asset over a similar term, and with a similar security in a similar economic environment. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest expense on the lease liability and decreased by lease payment made. The Group remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

3.	Summary of Significant Accounting Policies, Continued

Determination of the lease term for some lease contracts that include renewal options require the Group’s judgment. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

ii)	Initial application

At initial application, the Group measures lease liabilities for leases classified as operating leases under K-IFRS No. 1017, at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of remaining lease term at initial application.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(iii)	Accounting as a lessor

The accounting policies applicable to the Group as a lessor are not different from those under K-IFRS No. 1017. However, when the Group is an intermediate lessor, the sub-leases are classified with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

The Group sub-leases some of its right-of-use assets. Under K-IFRS No. 1017, the Group previously classified the head lease and sub-lease contracts as operating leases. On initial application to K-IFRS No. 1116, the right-of-use assets recognized from the head leases are presented in property, plant and equipment and the sub-lease contracts are classified as finance leases under K-IFRS No. 1116.

3.	Summary of Significant Accounting Policies, Continued

(iv)	Impacts on condensed consolidated interim financial statements

i)	Impacts on initial application

On initial application to K-IFRS No. 1116, the Group recognized additional right-of-use assets and additional lease liabilities. The impact on initial application is summarized below.

(In millions of won)
	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	142,040
Prepaid expenses		(61,570)
Lease receivables		34,649
Lease liabilities		115,119

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 3.36%.

ii)	Impacts for the period

As a result of initially applying K-IFRS No. 1116, the Group recognized ~~W~~130,203 million of right-of-use assets and ~~W~~100,286 million of lease liabilities as at September 30, 2019.

Also in accordance with K-IFRS No. 1116, the Group recognized depreciation and interest expense, instead of operating lease expense in relation to leases. During the nine-month period ended September 30, 2019, the Group recognized ~~W~~36,332 million of depreciation and ~~W~~3,043 million of interest expense from these leases.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,759,692	2,365,022
Deposits in banks
Time deposits	~~W~~	800	4,318
Restricted deposits (*)		77,200	74,082

	~~W~~	78,000	78,400

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	2,837,703	2,443,433

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Due from third parties	~~W~~	2,989,918	2,305,368
Due from related parties		631,046	523,795

	~~W~~	3,620,964	2,829,163

(b)	Other accounts receivable as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current assets
Non-trade receivables, net	~~W~~	410,780	159,238
Accrued income		30,700	10,075

	~~W~~	441,480	169,313

Non-current assets
Long-term non-trade receivables		9,666	11,448

	~~W~~	451,146	180,761

Due from related parties included in other accounts receivable as of September 30, 2019 and December 31, 2018 are ~~W~~89 million and ~~W~~39,092 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,608,863	445,102	(988)	(2,951)
1-15 days past due		4,070	1,840	(1)	(7)
16-30 days past due		788	5,828	—	(2)
31-60 days past due		113	53	—	—
More than 60 days past due		8,122	1,308	(3)	(25)

	~~W~~	3,621,956	454,131	(992)	(2,985)

	December 31, 2018
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,807,598	177,689	(473)	(816)
1-15 days past due		21,558	3,148	(4)	(26)
16-30 days past due		454	441	—	(4)
31-60 days past due		30	96	—	(1)
More than 60 days past due		—	668	—	(434)

	~~W~~	2,829,640	182,042	(477)	(1,281)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are as follows:

	2019			2018
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	477	1,281	1,632	1,311
(Reversal of) bad debt expense		515	1,704	(1,155)	(30)

Balance at the reporting date	~~W~~	992	2,985	477	1,281

5.	Receivables and Other Assets, Continued

(d)	Other assets as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current assets
Advanced payments	~~W~~	5,805	13,259
Prepaid expenses		165,432	89,110
Value added tax refundable		747,691	436,190
Right to recover returned goods		20,428	7,489

	~~W~~	939,356	546,048

Non-current assets
Long-term prepaid expenses	~~W~~	280,521	381,983
Long-term advanced payments		4,632	—

	~~W~~	285,153	381,983

6.	Other Financial Assets

Other financial assets as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30 2019		December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*)	~~W~~	51,162	13,059
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	15	106
Financial assets carried at amortized cost
Deposits	~~W~~	16,128	17,020
Short-term loans		24,984	16,116
Lease receivables		5,740	—

	~~W~~	46,852	33,136

	~~W~~	98,029	46,301

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	920	4,598
Kyulux, Inc.		2,460	2,460
Fineeva Co., Ltd.		4	286
ARCH Venture Fund VIII, L.P.		6,724	6,337
Sierra Ventures XII, L.P.		601	—

	~~W~~	10,709	13,681

Convertible bonds	~~W~~	1,327	1,327
Derivatives(*)		55,722	—

	~~W~~	67,758	15,008

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	70	55

Financial assets carried at amortized cost
Deposits	~~W~~	21,370	74,103
Long-term loans		45,766	55,048
Lease receivables		23,935	—

	~~W~~	91,071	129,151

	~~W~~	158,899	144,214

(*)	Represents valuation gain from currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

Other financial assets issued by related parties as of December 31, 2018 is ~~W~~2,000 million.

7.	Inventories

Inventories as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Finished goods	~~W~~	1,087,764	1,084,297
Work-in-process		985,934	856,388
Raw materials		468,257	554,720
Supplies		185,239	195,798

	~~W~~	2,727,194	2,691,203

For the nine-month periods ended September 30, 2019 and 2018, the amount of inventories recognized as cost of sales including inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2019		2018
Inventories recognized as cost of sales	~~W~~	15,637,832	15,491,214
Including: inventory write-downs		493,486	274,874
Including: reversal and usage of inventory write-downs		(313,180)	(206,127)

8.	Investments in Equity Accounted Investees

Associates as of September 30, 2019 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2019			December 31, 2018
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	52,732	40%	~~W~~	47,823
INVENIA Co., Ltd.(*1)	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for display	—		—	13%		4,166
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		5,412	14%		4,746
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		18,541	15%		16,308
AVATEC Co., Ltd.(*2)	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		19,790	17%		23,441
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH(*3)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	12%		8,668	14%		8,668

8.	Investments in Equity Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2019			December 31, 2018
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,187	10%	~~W~~	3,346
Nanosys Inc.	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		5,512	4%		5,491

						~~W~~	113,842		~~W~~	113,989

(*1)

In September 2019, the Controlling Company disposed of the entire investments, 3,000,000 shares of common stock, in INVENIA Co., Ltd and recognized ~~W~~4,324 million for the difference between the disposal amount and the carrying amount as financial income.

(*2)

In August 2019, the Controlling Company disposed of 650,000 shares of common stock in AVATEC Co., Ltd. As of September 30, 2019, the Controlling Company ownership percentage in AVATEC Co., LTD. is 14% and the Controlling Company recognized ~~W~~207 million for the difference between the disposal amount and the carrying amount as financial income.

(*3)

For the nine-month period ended September 30, 2019, the Controlling Company’s ownership percentage in CYNORA GmbH decreased from 14% to 12% as the Controlling Company did not participate in the capital increase of CYNORA GmbH.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., CYNORA GmbH, Material Science and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the nine-month periods ended September 30, 2019 and 2018 amounted to ~~W~~7,502 million and ~~W~~5,272 million, respectively.

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2019 and 2018, the Group purchased property, plant and equipment of ~~W~~4,865,409 million and ~~W~~6,323,537 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~212,218 million and 3.53%, and ~~W~~96,530 million and 2.72% for the nine-month periods ended September 30, 2019 and 2018, respectively. In addition, for the nine-month period ended September 30, 2019, the Group entered into various new lease agreements for the usage of buildings, vehicles and others. In relation to these leases, the Group recognized ~~W~~66,581 million of right-of-use assets and lease liabilities, in aggregate, during the nine-month period ended September 30, 2019. Also, for the nine-month periods ended September 30, 2019 and 2018, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~572,664 million and ~~W~~103,573 million, respectively, and recognized ~~W~~13,571 million and ~~W~~31,726 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2019 (gain and loss for the nine-month period ended September 30, 2018: ~~W~~5,125 million and ~~W~~13,362 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2019 and December 31, 2018 are ~~W~~367,847 million and ~~W~~366,910 million, respectively. The Group recognized an impairment loss amounting to ~~W~~116,506 million in connection with projects dropped after the impairment review on its development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current
Short-term borrowings	~~W~~	716,986	—
Current portion of long-term borrowings and bonds		1,158,003	1,553,907
Lease liabilities		44,592	—

	~~W~~	1,919,581	1,553,907

Non-current
Won denominated borrowings	~~W~~	2,801,995	2,700,608
Foreign currency denominated borrowings		5,865,905	2,531,663
Bonds		2,885,933	1,772,599
Derivatives(*)		6,157	25,758
Lease liabilities		55,694	—

	~~W~~	11,615,684	7,030,628

(*)	Represents currency interest rate swap contracts related to foreign currency denominated borrowings and bonds.

(b)	Foreign currency denominated short-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2019 (%)(*)	September 30, 2019		December 31, 2018
Standard Chartered Bank Korea Limited	12ML + 0.78~0.88	~~W~~	360,390	—
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		63,928	—
Standard Chartered Bank (China) Limited and others	PBOC x 1.05 PBOC - 0.05		292,668	—

Foreign currency equivalent		USD	353	—
		CNY	1,737	—

		~~W~~	716,986	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents People’s Bank of China.

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won) Lender	Annual interest rate as of September 30, 2019 (%)	September 30, 2019		December 31, 2018
Woori Bank	2.75	~~W~~	770	1,259
Korea Development Bank and others	CD rate (91 days) + 1.00, 2.21~3.25		3,230,000	2,850,000
Less current portion of long-term borrowings			(428,775)	(150,651)

		~~W~~	2,801,995	2,700,608

(d)	Foreign currency denominated long-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2019 (%)	September 30, 2019		December 31, 2018
The Export-Import Bank of Korea and others	3ML+0.75~1.70 6ML+1.25~1.35	~~W~~	1,795,944		955,975
China Construction Bank and others	USD: 3ML+0.80~1.43 CNY: PBOC x (0.95~1.05)		4,239,404		2,419,286

Foreign currency equivalent		USD	2,639	USD	2,262
		CNY	17,000	CNY	5,198
Less current portion of long-term borrowings			(169,443)		(843,598)

		~~W~~	5,865,905		2,531,663

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won, USD)	Maturity	Annual interest rate as of September 30, 2019 (%)	September 30, 2019		December 31, 2018
Won denominated bonds (*1)
Publicly issued bonds	Oct 2019 ~ Feb 2024	1.80~2.95	~~W~~	2,030,000		1,900,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000		110,000
Less discount on bonds				(3,870)		(3,949)
Less current portion				(559,785)		(559,658)

			~~W~~	1,576,345		1,446,393
Foreign currency denominated bonds (*2)
Publicly issued bond	Nov 2021	3.88	~~W~~	360,390		335,430
Privately issued bonds	Apr 2023	3ML+1.47		120,130		—
Foreign currency equivalent			USD	400	USD	300
Less discount on bonds				(8,027)		(9,224)

			~~W~~	472,493		326,206

Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	Aug 2024	1.50	~~W~~	837,095		—
Foreign currency equivalent			USD	697		—

			~~W~~	2,885,933		1,772,599

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of September 30, 2019 are as follows:

(In won, USD)	Description
Type	Foreign currency unsecured denominated convertible bonds
Issuance amount	USD 687,800,000
Interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date in equal installments commencing on issuance
Principal redemption	1. Redemption at maturity : Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted, together with accrued but unpaid interest
2. Advanced redemption : The Controlling Company has a right to redeem in advance (call option) and the bondholders have a right to require the Controlling Company to redeem in advance (put option)
Conversion price	~~W~~ 19,845 (subject to adjustment based on certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

- On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

- The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued (clean up call), or

- In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of September 30, 2019 is as follows:

(In won and No. of shares)	September 30, 2019
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of convertible shares		40,988,998

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group.

(a)	Net defined benefit liabilities recognized as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Present value of partially funded defined benefit obligations	~~W~~	1,708,296	1,595,423
Fair value of plan assets		(1,532,157)	(1,550,063)

	~~W~~	176,139	45,360

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2019		2018	2019	2018
Current service cost	~~W~~	49,012	51,314	146,903	154,502
Net interest cost		303	242	911	726

	~~W~~	49,315	51,556	147,814	155,228

(c)	Plan assets as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Guaranteed deposits in banks	~~W~~	1,532,157	1,550,063

As of September 30, 2019, the Group maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2019		2018	2019	2018
Remeasurements of net defined benefit liabilities	~~W~~	(1,355)	(4,737)	(6,203)	(16,129)
Tax effect		332	1,267	(3,219)	4,893

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(1,023)	(3,470)	(9,422)	(11,236)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the nine-month period ended September 30, 2019 are as follows:

(In millions of won)	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2019	~~W~~	—	122,088	8,930	131,018
Additions		3,073	283,778	16,869	303,720
Usage		(3,073)	(211,049)	—	(214,122)

Balance at September 30, 2019	~~W~~	—	194,817	25,799	220,616

Current	~~W~~	—	137,263	25,799	163,062
Non-current	~~W~~	—	57,554	—	57,554

(*)

The provision for warranties on defective products is normally applicable for 18~36 months from the date of purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current liabilities
Withholdings	~~W~~	40,822	30,970
Unearned revenues		9,361	43,841
Security deposits received		7,620	165

	~~W~~	57,803	74,976

Non-current liabilities
Long-term accrued expenses	~~W~~	87,677	80,817
Long-term other accounts payable		2,229	3,103
Long-term unearned revenues		1,331	2,116
Security deposits received		3,380	10,790

	~~W~~	94,617	96,826

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust Litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be different from management’s current estimates.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Controlling Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Controlling Company and its subsidiary, LG Display Germany GmbH, and television manufactures in the Mannheim District Court in Germany. The Controlling Company has not recognized any provision as of September 30, 2019. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Others

The Group is involved in various disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,560 million (~~W~~1,874,028 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of September 30, 2019, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingencies and Commitments, Continued

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

		Credit limit			Not yet due
(In millions of USD and KRW) Classification	Financial institutions	Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000		—	—
		USD	25	30,033		—	—
	Sumitomo Mitsui Banking Corporation	USD	20	24,026		—	—
	Bank of Tokyo-Mitsubishi UFJ	KRW	130,000	130,000	KRW	21,894	21,894
		USD	70	84,091		—	—
	BNP Paribas	USD	125	150,163	USD	22	26,431
	ING Bank	USD	150	180,195		—	—

		USD	390	688,508	USD	22

		KRW	220,000		KRW	21,894	48,325

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	360,390		—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	52	62,468		—	—
	Australia and New Zealand Banking Group Ltd.	USD	70	84,091		—	—
	Taishin International Bank	USD	280	336,364		—	—

LG Display Germany GmbH	Citibank	USD	80	96,104		—	—
	BNP Paribas	USD	75	90,098		—	—
	Commerzbank AG and others		Not Applicable	Not Applicable	USD	18	22,222

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	480,520	USD	360	432,468
	Standard Chartered Bank	USD	600	720,780		—	—
	Sumitomo Mitsui Banking Corporation	USD	200	240,260		—	—

		USD	2,057	2,471,075	USD	378	454,690

		USD	2,447	3,159,583	USD	400
		KRW	220,000		KRW	21,894	503,015

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of September 30, 2019, the Controlling Company has agreements in relation to opening of letters of credit up to USD 50 million (~~W~~60,065 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,275 million (~~W~~1,531,658 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~367,373 million) from Korea Development Bank for foreign currency denominated bonds.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank Corporation and other various banks amounting to CNY 1,298 million (~~W~~218,655 million), JPY 900 million (~~W~~10,021 million), EUR 2.5 million (~~W~~3,287 million), VND 42,914 million (~~W~~2,223 million) and USD 0.5 million (~~W~~601 million), respectively, for their local tax payments and utility payments.

License agreements

As of September 30, 2019, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of September 30, 2019, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,075 million (~~W~~1,291,398 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 1,275 million (~~W~~1,531,658 million) from KEB Hana Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2019 and December 31, 2018, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to September 30, 2019.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of equity accounted investees.

Reserves as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Foreign currency translation differences for foreign operations	~~W~~	(77,659)	(272,474)
Other comprehensive loss from associates		(21,431)	(28,494)

	~~W~~	(99,090)	(300,968)

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2019		2018	2019	2018
Sales of goods	~~W~~	5,813,291	6,091,633	17,026,655	17,357,832
Royalties		3,012	4,016	9,661	13,591
Others		5,378	6,714	17,556	17,352

	~~W~~	5,821,681	6,102,363	17,053,872	17,388,775

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and nine-month periods ended September 30, 2019 and 2018.

(a)	Revenue by geography

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
Region	2019		2018	2019	2018
Domestic	~~W~~	275,417	330,653	1,005,263	1,202,043
Foreign
China		3,848,616	3,725,909	10,971,875	10,753,323
Asia (excluding China)		609,797	789,131	1,847,276	1,768,846
United States		502,786	664,993	1,476,344	1,858,873
Europe (excluding Poland)		394,782	401,978	1,106,974	1,095,354
Poland		190,283	189,699	646,140	710,336

Sub total	~~W~~	5,546,264	5,771,710	16,048,609	16,186,732

Total	~~W~~	5,821,681	6,102,363	17,053,872	17,388,775

Sales to Company A and Company B amount to ~~W~~5,695,420 million and ~~W~~3,444,284 million, respectively, for the nine-month period ended September 30, 2019 (the nine-month period ended September 30, 2018: ~~W~~4,775,823 million and ~~W~~3,866,931 million). The Group’s top ten end-brand customers together accounted for 79% of revenue for the nine-month period ended September 30, 2019 (the nine-month period ended September 30, 2018: 76%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

	September 30, 2019			December 31, 2018
(In millions of won) Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	14,257,718	792,511	14,984,688	816,808
Foreign
China		7,068,530	30,451	5,049,216	12,332
Others		2,404,355	148,492	1,566,226	158,502

Sub total	~~W~~	9,472,885	178,943	6,615,442	170,834

Total	~~W~~	23,730,603	971,454	21,600,130	987,642

(c)	Revenue by product and services

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
Product	2019		2018	2019	2018
Televisions	~~W~~	1,888,747	2,470,289	6,183,831	7,215,558
Desktop monitors		1,052,998	1,132,831	3,006,075	3,051,733
Tablet products		541,897	461,422	1,733,161	1,349,134
Notebook computers		707,259	733,088	2,020,487	1,952,219
Mobile and others		1,630,780	1,304,733	4,110,318	3,820,131

	~~W~~	5,821,681	6,102,363	17,053,872	17,388,775

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2019		2018	2019	2018
Changes in inventories	~~W~~	(157,973)	(157,096)	(35,991)	(237,320)
Purchases of raw materials, merchandise and others		3,367,883	3,172,444	9,297,391	8,982,723
Depreciation and amortization		973,612	880,427	2,686,784	2,699,538
Outsourcing		199,230	194,441	632,772	576,214
Labor		894,698	825,119	2,457,134	2,517,311
Supplies and others		175,535	238,035	623,799	731,288
Utility		246,219	240,126	679,073	672,443
Fees and commissions		175,613	181,962	532,586	551,289
Shipping		48,304	60,771	155,008	174,074
Advertising		49,915	33,927	84,401	72,455
Warranty		85,421	62,614	283,778	154,676
Travel		24,611	26,626	74,319	78,796
Taxes and dues		26,265	27,713	81,277	94,342
Others		304,106	177,692	634,211	557,134

	~~W~~	6,413,439	5,964,801	18,186,542	17,624,963

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2019		2018	2019	2018
Salaries(*)	~~W~~	165,045	87,314	337,735	267,906
Expenses related to defined benefit plans		8,681	7,543	25,337	22,605
Other employee benefits		17,632	22,892	60,464	69,612
Shipping		39,952	50,189	129,540	144,855
Fees and commissions		54,157	62,223	164,970	162,058
Depreciation		60,520	45,966	169,386	126,790
Taxes and dues		10,576	14,041	35,513	51,936
Advertising		49,915	33,927	84,401	72,455
Warranty		85,421	62,614	283,778	154,676
Rent		812	6,653	2,200	19,843
Insurance		2,933	2,833	8,420	8,710
Travel		6,087	6,248	18,013	17,971
Training		3,613	3,164	10,363	9,717
Others		15,211	14,861	48,249	46,558

	~~W~~	520,555	420,468	1,378,369	1,175,692

(*)	Expenses recognized in relation to employee termination benefits for the nine-month period ended September 30, 2019 amount to ~~W~~84,083 million.

20.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2019		2018	2019	2018
Salaries and wages	~~W~~	738,442	695,482	2,046,813	2,119,641
Other employee benefits		121,985	124,623	364,307	383,781
Contributions to National Pension plan		18,997	19,336	55,150	56,816
Expenses related to defined benefit plan and defined contribution plan		49,316	51,556	147,832	155,228

	~~W~~	928,740	890,997	2,614,102	2,715,466

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2019		2018	2019	2018
Foreign currency gain	~~W~~	286,581	214,298	928,925	804,181
Gain on disposal of property, plant and equipment		4,946	794	13,571	5,125
Gain on disposal of intangible assets		—	—	552	239
Reversal of impairment loss on intangible assets		279	—	480	26
Rental income		695	1,995	2,085	2,581
Gain on disposal of non-current assets held for sale		—	—	8,353	—
Others		16,048	1,060	21,583	4,046
	~~W~~	308,549	218,147	975,549	816,198

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2019		2018	2019	2018
Foreign currency loss	~~W~~	286,873	246,908	932,227	867,377
Other bad debt expense		643	—	1,041	—
Loss on disposal of property, plant and equipment		9,727	1,017	31,726	13,362
Loss on disposal of intangible assets		—	—	139	—
Impairment loss on property, plant and equipment		26,606	—	36,371	25,715
Impairment loss on intangible assets		116,506	61	116,506	353
Donations		180	202	605	3,275
Others		1,358	1,229	8,782	7,123

	~~W~~	441,893	249,417	1,127,397	917,205

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	2019		2018	2019	2018
Finance income
Interest income	~~W~~	14,089	16,736	36,016	56,303
Foreign currency gain		39,548	28,936	86,834	143,138
Gain on disposal of investments in equity accounted investees		4,531	—	4,531	—
Gain on transaction of derivatives		9,685	249	22,852	363
Gain on valuation of derivatives		76,090	2,500	116,990	2,500
Gain on valuation of financial asset at fair value through profit or loss		—	—	6	—

	~~W~~	143,943	48,421	267,229	202,304

Finance costs
Interest expense	~~W~~	57,398	18,222	108,980	62,510
Foreign currency loss		97,782	18,664	206,095	162,846
Impairment loss on investments in equity accounted investees		—	183	—	183
Loss on sale of trade accounts and notes receivable		3,713	3,709	15,937	5,445
Loss on transaction of derivatives		—	5	—	48
Loss on valuation of derivatives		—	7,239	3,564	7,740
Loss on valuation of financial assets at fair value through profit or loss		—	—	3,960	—
Loss on valuation of financial liabilities at fair value through profit or loss		9,059	—	9,059	—
Other		9,424	1,155	11,410	2,732

	~~W~~	177,376	49,177	359,005	241,504

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2019		2018	2019	2018
Current tax expense	~~W~~	34,217	77,972	145,445	170,145
Deferred tax expense (benefit)		(192,222)	14,783	(261,686)	(163,660)

Income tax expense (benefit)	~~W~~	(158,005)	92,755	(116,241)	6,485

23.	Income Taxes, Continued

(b)	Tax Assets and Liabilities

The carrying amount of tax assets are reviewed at each reporting date and deferred tax assets are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2019 and December 31, 2018 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2019		December, 31, 2018	September 30, 2019	December, 31, 2018	September 30, 2019	December, 31, 2018
Other accounts receivable, net	~~W~~	—	—	(5,968)	(1,013)	(5,968)	(1,013)
Inventories, net		77,889	60,606	—	—	77,889	60,606
Defined benefit liabilities, net		27,234	—	—	—	27,234	—
Investments in subsidiaries and associates		—	13,404	(8,555)	—	(8,555)	13,404
Accrued expenses		181,565	126,072	—	—	181,565	126,072
Property, plant and equipment		414,517	445,721	(6,681)	(1,495)	407,836	444,226
Intangible assets		2,664	3,468	(13,714)	(14,588)	(11,050)	(11,120)
Provisions		48,767	32,468	(5,826)	—	42,941	32,468
Gain or loss on foreign currency translation, net		12	13	—	—	12	13
Other temporary differences		115,536	20,850	(849)	(7,665)	114,687	13,185
Tax loss carryforwards		351,465	134,845	—	—	351,465	134,845
Tax credit carryforwards		201,490	308,393	—	—	201,490	308,393

Deferred tax assets (liabilities)	~~W~~	1,421,139	1,145,840	(41,593)	(24,761)	1,379,546	1,121,079

24.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In won and number of shares)	2019		2018	2019	2018
Profit (loss) attributable to owners of the Controlling Company	~~W~~	(419,353,052,881)	3,420,651,372	(1,028,663,506,656)	(353,418,396,893)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(1,172)	10	(2,875)	(988)

For the three-month and nine-month periods ended September 30, 2019 and 2018, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)

The Controlling Company issued potential common stocks as a result of issuance of the convertible bonds on August 24, 2019. Diluted earnings (loss) per share are not calculated due to loss for the three-month and nine-month periods ended September 30, 2019.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency denominated borrowings and bonds.

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2019 and December 31, 2018 is as follows:

	September 30, 2019
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,245	742	6,144	24	5	26	54,130
Trade accounts and notes receivable	2,809	1	518	—	4	—	—
Non-trade receivables	261	957	182	3	5	—	8,607
Other assets denominated in foreign currencies	178	444	6,038	587	22	529	3,827
Trade accounts and notes payable	(279)	(9,459)	(2,413)	—	—	—	(279,089)
Other accounts payable	(650)	(10,657)	(2,514)	(3)	(3)	—	(918,226)
Financial liabilities	(4,083)	—	(18,737)	—	—	—	—

Aggregate amounts in the consolidated statement of financial position	(519)	(17,972)	(10,782)	611	33	555	(1,130,751)

Currency interest swap contracts	2,085	—	—	—	—	—	—

Net exposure	1,566	(17,972)	(10,782)	611	33	555	(1,130,751)

	December 31, 2018
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	790	83	5,515	121	8	206	2,070,889
Trade accounts and notes receivable	2,175	7	1,098	—	—	—	—
Non-trade receivables	21	852	201	3	4	—	23,182
Other assets denominated in foreign currencies	33	220	11,157	108	12	23	2,782
Trade accounts and notes payable	(863)	(12,501)	(2,862)	—	—	—	(355,390)
Other accounts payable	(928)	(20,326)	(4,762)	(6)	(3)	(4)	(1,585,130)
Financial liabilities	(2,571)	—	(5,198)	—	—	—	—

Aggregate amounts in the consolidated statements of financial position	(1,343)	(31,665)	5,149	226	21	225	156,333

Currency interest swap contracts	780	—	—	— —	—	—	—

Net exposure	(563)	(31,665)	5,149	226	21	225	156,333

25.	Financial Risk Management, Continued

Average exchange rates applied for the nine-month periods ended September 30, 2019 and 2018 and the exchange rates at September 30, 2019 and December 31, 2018 are as follows:

	Average rate			Reporting date spot rate
(In won)	2019		2018	September 30, 2019		December 31, 2018
USD	~~W~~	1,161.69	1,090.96	~~W~~	1,201.30	1,118.10
JPY		10.65	9.95		11.13	10.13
CNY		169.11	167.56		168.52	162.76
TWD		37.44	36.48		38.69	36.58
EUR		1,305.11	1,302.36		1,314.64	1,279.16
PLN		303.51	306.68		300.21	297.33
VND		0.0500	0.0476		0.0518	0.0482

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of September 30, 2019 and December 31, 2018, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2019			December 31, 2018
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	42,784	135,121	(46,136)	38,725
JPY (5 percent weakening)		(7,689)	(6,106)	(12,060)	(10,497)
CNY (5 percent weakening)		(91,359)	1,337	41,779	318
TWD (5 percent weakening)		1,181	—	413	1
EUR (5 percent weakening)		1,922	446	1,197	390
PLN (5 percent weakening)		8,313	22	3,451	(236)
VND (5 percent weakening)		(2,123)	(2,123)	273	273

A stronger won against the above currencies as of September 30, 2019 and December 31, 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

25.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into currency interest swap contracts amounting to USD 1,785 million (~~W~~2,144,321 million) in notional amount to hedge interest rate risks with respect to variable rate applied foreign currency denominated borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2019 and December 31, 2018 is as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Fixed rate instruments
Financial assets	~~W~~	2,837,777	2,443,583
Financial liabilities		(6,356,922)	(5,033,515)

	~~W~~	(3,519,145)	(2,589,932)

Variable rate instruments
Financial liabilities	~~W~~	(7,071,900)	(3,525,262)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2019 and December 31, 2018, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2019
Variable rate instruments	~~W~~	(35,729)	35,729	(35,729)	35,729
December 31, 2018
Variable rate instruments	~~W~~	(25,558)	25,558	(25,558)	25,558

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively prior to determination on utilization of third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets, the Group recognizes expected credit loss and its changes at each reporting date in order to reflect changes in the credit risk according to the expected credit loss model subsequent to initial recognition of financial assets.

25.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposures to credit risk as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,759,692	2,365,022
Deposits in banks		78,011	78,411
Trade accounts and notes receivable, net		3,620,964	2,829,163
Non-trade receivables		410,780	159,238
Accrued income		30,700	10,075
Deposits		37,498	91,123
Short-term loans		24,984	16,116
Long-term loans		45,766	55,048
Long-term non-trade receivables		9,666	11,448
Lease receivables		29,675	—

	~~W~~	7,047,736	5,615,644
Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327	1,327
Derivatives		106,884	13,059

	~~W~~	108,211	14,386
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	85	161

	~~W~~	7,156,032	5,630,191

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivable are insured in order to manage credit risk if it does not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit ratings and seeking insurance coverage, if necessary.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2019.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities:
Unsecured bank borrowings	~~W~~	9,983,104	11,188,329	795,255	889,123	1,816,941	6,613,880	1,073,130
Unsecured bond issues		3,445,718	3,705,881	340,349	297,203	515,612	2,415,742	136,975
Trade accounts and notes payable		2,673,332	2,673,332	2,673,332	—	—	—	—
Other accounts payable		2,123,927	2,123,927	2,122,820	1,107	—	—	—
Other accounts payable (enterprise procurement cards)(*)		1,574,969	1,592,526	1,084,807	507,719	—	—	—
Long-term other accounts payable		2,229	2,229	—	—	2,219	10	—
Security deposits received		11,000	11,000	2,290	5,330	3,380	—	—
Lease liabilities		100,286	125,597	34,943	24,813	22,891	32,736	10,214
Derivative financial liabilities
Derivatives		6,157	(22,392)	—	—	(3,788)	(18,604)	—

	~~W~~	19,920,722	21,400,429	7,053,796	1,725,295	2,357,255	9,043,764	1,220,319

(*)

Represents the amount of utility expenses, payables from transactions between the Controlling Company and subsidiaries and others paid by the enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

25.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2019		December 31, 2018
Total liabilities	~~W~~	23,117,140	18,289,464
Total equity		14,325,925	14,886,246
Cash and deposits in banks (*1)		2,837,692	2,443,422
Borrowings (including bonds)		13,428,822	8,558,777
Total liabilities to equity ratio		161%	123%
Net borrowings to equity ratio (*2)		74%	41%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Instruments

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019			December 31, 2018
(In millions of won)	Carrying amounts		Fair Values	Carrying amounts	Fair Values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,759,692	(*)	2,365,022	(*)
Deposits in banks		78,011	(*)	78,411	(*)
Trade accounts and notes receivable		3,620,964	(*)	2,829,163	(*)
Non-trade receivables		410,780	(*)	159,238	(*)
Accrued income		30,700	(*)	10,075	(*)
Deposits		37,498	(*)	91,123	(*)
Short-term loans		24,984	(*)	16,116	(*)
Long-term loans		45,766	(*)	55,048	(*)
Long-term non-trade receivables		9,666	(*)	11,448	(*)
Lease receivables		29,675	(*)	—	—
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	10,709	10,709	13,681	13,681
Convertible bonds		1,327	1,327	1,327	1,327
Derivatives		106,884	106,884	13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	85	85	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	6,157	6,157	25,758	25,758
Unsecured convertible bonds		837,095	837,095	—	—
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	—	—	268,093	268,093
Unsecured bank borrowings		9,983,104	10,059,389	5,958,427	6,013,903
Unsecured bond issues		2,608,623	2,680,560	2,332,257	2,384,987
Trade accounts and notes payable		2,673,332	(*)	3,087,461	(*)
Other accounts payable		3,698,896	(*)	3,566,629	(*)
Long-term other accounts payable		2,229	(*)	3,103	(*)
Security deposits received		11,000	(*)	10,955	(*)
Lease liabilities		100,286	(*)	—	—

(*)	Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

•	Level 3: inputs for the assets or liabilities that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,709	10,709
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	106,884	106,884
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	85	—	—	85
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	6,157	6,157
Unsecured convertible bonds		837,095	—	—	837,095

	December 31, 2018
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	13,681	13,681
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	25,758	25,758

25. Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	10,059,389	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,680,560	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank borrowings	~~W~~	—	—	268,093	Discounted cash flow	Discount rate
Unsecured bank borrowings		—	—	6,013,903	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019	December 31, 2018
Borrowings, bonds and others	1.68~3.26%	2.09~3.37%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2019 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2019		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2019
Short-term borrowings	~~W~~	—	685,980	—	31,006	—	—	716,986
Current portion of long-term borrowings and bonds		1,553,907	(1,223,299)	803,886	23,061	448	—	1,158,003
Long-term borrowings		5,232,271	3,765,753	(544,207)	214,083	—	—	8,667,900
Bonds		1,772,599	1,323,239	(259,679)	26,872	5,306	17,596	2,885,933
Lease liabilities		—	(45,357)	—	(3,350)	3,043	145,950	100,286

	~~W~~	8,558,777	4,506,316	—	291,672	8,797	163,546	13,529,108

27.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2019 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.(*)	~~W~~	—	—	262	9,520	—	195
AVATEC Co., Ltd.		2,639	—	—	—	17,720	196
Paju Electric Glass Co., Ltd.		—	—	87,211	—	—	1,107
WooRee E&L Co., Ltd.		—	—	1,852	—	—	—
YAS Co., Ltd.		—	—	1,225	9,530	—	839
Material Science Co., Ltd.		—	—	21	—	—	—

	~~W~~	2,639	—	90,571	19,050	17,720	2,337

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	211,026	—	2,950	63,498	—	36,903
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	31,515	—	—	—	—	79
LG Electronics Vietnam Haiphong Co., Ltd.		76,909	—	—	42	—	221

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2019
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	86,179	—	—	—	—	101
LG Electronics RUS, LLC		21,936	—	—	—	—	137
LG Electronics do Brasil Ltda.		38,672	—	—	—	—	47
LG Innotek Co., Ltd.		1,465	—	13,520	—	—	15,531
Qingdao LG Inspur Digital Communication Co., Ltd.		10,755	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		1,452	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		24,359	—	—	—	—	15
LG Electronics Mlawa Sp. z o.o.		93,527	—	—	—	—	784
LG Electronics Taiwan Taipei Co., Ltd.		533	—	—	—	—	104
LG Hitachi Water Solutions Co., Ltd. (*)		—	—	—	29,011	—	—
LG Electronics Reynosa, S.A. DE C.V.		212,403	—	—	—	—	149
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	286	10,394	—	13
HiEntech Co., Ltd. (*)		11	—	—	1,251	—	7,385
HiEntech (Tianjin) Co., Ltd. (*)		—	—	—	9,984	—	5,633
LG Electronics Egypt S.A.E.		22,027	—	—	—	—	2
LG Electronics Alabama Inc.		3,932	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	—	—	1,610
Others		1,981	—	—	1	—	2,032

	~~W~~	627,656	—	13,806	50,683	—	33,843

	~~W~~	841,321	—	107,327	133,231	17,720	73,083

(*)	Represents transactions occurred prior to disposal of the entire investments.

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.(*)	~~W~~	—	180	1,024	45,580	—	297
AVATEC Co., Ltd.		2,639	265	—	—	54,939	616
Paju Electric Glass Co., Ltd.		—	6,057	267,065	—	—	3,209
WooRee E&L Co., Ltd.		—	—	4,539	—	—	1
YAS Co., Ltd.		—	1,000	4,795	100,142	—	2,822
Material Science Co., Ltd.			—	21	—	—	313

	~~W~~	2,639	7,502	277,444	145,722	54,939	7,258

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	743,075	—	10,730	677,932	—	109,505
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	76,950	—	—	—	—	119
LG Electronics Vietnam Haiphong Co., Ltd.		205,520	—	—	2,982	—	346
LG Electronics Nanjing New Technology Co., Ltd.		220,569	—	—	30	—	275
LG Electronics RUS, LLC		64,129	—	—	—	—	1,562
LG Electronics do Brasil Ltda.		118,900	—	—	—	—	178
LG Innotek Co., Ltd.		5,699	—	46,232	—	—	57,602

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Qingdao LG Inspur Digital Communication Co., Ltd.	~~W~~	13,551	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		41,876	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		93,095	—	—	—	—	65
LG Electronics Mlawa Sp. z o.o.		402,384	—	—	—	—	1,648
LG Electronics Taiwan Taipei Co., Ltd.		4,172	—	—	31	—	282
LG Hitachi Water Solutions Co., Ltd. (*)		—	—	—	79,986	—	—
LG Electronics Reynosa, S.A. DE C.V.		557,029		—	—	—	672
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	445	14,553	—	88
HiEntech Co., Ltd. (*)		47	—	—	7,264	—	21,576
HiEntech (Tianjin) Co., Ltd. (*)		—	—	—	32,335	—	15,423
LG Electronics Egypt S.A.E		80,553	—	—	—	—	2
LG Electronics Alabama Inc.		9,032	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	14	—	4,672
Others		8,716	—	1	1	—	5,168

	~~W~~	1,902,222	—	46,678	137,196	—	109,678

	~~W~~	2,647,936	7,502	334,852	960,850	54,939	226,441

(*)	Represents transaction occurred prior to disposal of the entire investments.

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	—	585	5,446	—	245
AVATEC Co., Ltd.		—	—	—	—	16,650	243
Paju Electric Glass Co., Ltd.		—	—	90,642	—	—	1,503
WooRee E&L Co., Ltd.		—	—	3	—	—	45
YAS Co., Ltd.		—	—	1,011	102,340	—	667
LB Gemini New Growth Fund No. 16		—	—	—	—	—	—

	~~W~~	—	—	92,241	107,786	16,650	2,703

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	224,579	—	5,387	176,237	—	25,054

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	27,537	—	—	—	—	15
LG Electronics Vietnam Haiphong Co., Ltd.		49,740	—	—	—	—	3,070

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2018
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	47,520	—	—	94	—	70
LG Electronics RUS, LLC		29,226	—	—	—	—	1,438
LG Electronics do Brasil Ltda.		30,401	—	—	—	—	113
LG Innotek Co., Ltd.		7,696	—	33,546	—	—	6,640
Qingdao LG Inspur Digital Communication Co., Ltd.		12,162	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		44,914	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		39,938	—	—	—	—	107
LG Electronics Mlawa Sp. z o.o.		133,918	—	—	—	—	212
LG Hitachi Water Solutions Co., Ltd.		—	—	—	68,422	—	987
LG Electronics Reynosa, S.A. DE C.V.		300,482	—	—	—	—	332
HiEntech Co., Ltd.		—	—	—	1,444	—	6,936
HiEntech (Tianjin) Co., Ltd.		—	—	—	61,557	—	4,249
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	159	11,846	—	2
LG Electronics Almaty Kazakhstan		501	—	—	—	—	14
LG Electronics Egypt S.A.E.		275	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd.		1,369	—	—	—	—	8
LG Electronics Taiwan Taipei Co., Ltd.		1,742	—	—	—	—	65
Others		1,856	—	17	—	—	2,863

	~~W~~	729,277	—	33,722	143,363	—	27,121

	~~W~~	953,856	—	131,350	427,386	16,650	54,878

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.	~~W~~	—	30	1,354	27,320	—	523
AVATEC Co., Ltd.		—	530	—	—	51,729	466
Paju Electric Glass Co., Ltd.		—	4,172	274,440	—	—	3,346
WooRee E&L Co., Ltd.		—	—	41	—	—	131
YAS Co., Ltd.		—	—	3,192	119,892	—	2,183
LB Gemini New Growth Fund No. 16		—	540	—	—	—	—

	~~W~~	—	5,272	279,027	147,212	51,729	6,649

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	924,915	—	28,927	733,261	—	73,722

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	51,311	—	—	—	—	41
LG Electronics Vietnam Haiphong Co., Ltd.		119,976	—	—	1,415	—	3,075
LG Electronics Nanjing New Technology Co., Ltd.		169,104	—	—	112	—	1,416
LG Electronics RUS, LLC		68,606	—	—	—	—	2,537
LG Electronics do Brasil Ltda.		155,100	—	—	—	—	277
LG Innotek Co., Ltd.		24,744	—	106,184	—	—	34,692

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Qingdao LG Inspur Digital Communication Co., Ltd.	~~W~~	32,248	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		119,960	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		140,151	—	—	—	—	172
LG Electronics Mlawa Sp. z o.o.		495,955	—	—	—	—	526
LG Hitachi Water Solutions Co., Ltd.		—	—	—	274,206	—	7,248
LG Electronics Reynosa, S.A. DE C.V.		793,912	—	—	—	—	1,628
HiEntech Co., Ltd.		—	—	—	7,806	—	21,802
HiEntech (Tianjin) Co., Ltd.		—	—	—	74,717	—	18,786
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	287	13,756	—	19,311
LG Electronics Almaty Kazakhstan		3,708	—	—	—	—	35
LG Electronics Egypt S.A.E.		15,156	—	—	—	—	16
LG Electronics S.A. (Pty) Ltd.		5,804	—	—	—	—	14
LG Electronics Taiwan Taipei Co., Ltd.		8,480	—	—	—	—	257
Others		2,646	—	26	1	—	6,589

	~~W~~	2,206,861	—	106,497	372,013	—	118,422

	~~W~~	3,131,776	5,272	414,451	1,252,486	51,729	198,793

27.	Related Parties and Others, Continued

(c) Trade accounts and notes receivable and payable and others as of September 30, 2019 and December 31, 2018 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2019		December 31, 2018	September 30, 2019	December 31, 2018
Associates
INVENIA Co., Ltd.(*1)	~~W~~	—	2,000	—	30,179
AVATEC Co., Ltd.		—	—	4,637	4,382
Paju Electric Glass Co., Ltd.		—	—	70,776	60,566
WooRee E&L Co., Ltd.		—	—	1,826	7
YAS Co., Ltd.		—	—	31,838	6,145
Material Science Co., Ltd.		—	—	23	—

	~~W~~	—	2,000	109,100	101,279

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	188,358	247,679	177,118	430,677

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	16,460	9,047	81	29
LG Electronics Vietnam Haiphong Co., Ltd.		49,093	25,544	419	—
LG Electronics Nanjing New Technology Co., Ltd.		60,586	43,463	29	139
LG Electronics RUS, LLC		16,447	22,570	49	90
LG Electronics do Brasil Ltda.		18,720	15,608	23	62

27.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2019		December 31, 2018	September 30, 2019	December 31, 2018
LG Innotek Co., Ltd.	~~W~~	215	2,885	35,347	47,382
LG Electronics Mexicali, S.A. DE C.V.		15,693	15,305	3	—
LG Electronics Mlawa Sp. z o.o.		85,419	70,236	426	33
LG Hitachi Water Solutions Co., Ltd.(*2)		—	9,100	—	50,425
LG Electronics Reynosa, S.A. DE C.V.		160,274	69,189	16	134
HiEntech Co., Ltd.(*2)		—	—	—	16,816
HiEntech (Tianjin) Co., Ltd.(*2)		—	—	—	16,345
LG Electronics Egypt S.A.E.		7,676	10,296	2	—
LG Electronics Air-Conditioning(Shandong) Co., Ltd.		—	—	12,061	17,654
Qingdao LG Inspur Digital Communication Co., Ltd.		7,240	3,530	—	—
Others		4,954	18,435	1,626	1,246

	~~W~~	442,777	315,208	50,082	150,355

	~~W~~	631,135	564,887	336,300	682,311

(*1)	Excluded from related parties due to disposal of equity investments during the nine-month period ended September 30, 2019.
(*2)	Excluded from related parties due to LG Electronics Inc.’s disposal of the entire investments during the nine-month period ended September 30, 2019.

27.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	2019			2018
Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.(*)	~~W~~	1,000	—	—	375
YAS Co., Ltd.		—	—	—	375

	~~W~~	1,000	—	—	750

(*)	Excluded from related parties due to disposal of equity investments during the nine-month period ended September 30, 2019.

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month and nine-month periods ended September 30, 2019 and 2018 and as of September 30, 2019 and December 31, 2018 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2019			For the nine-month period ended September 30, 2019		September 30, 2019
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	146,375	96,796	498,204	321,579	125,556	100,950
LG Uplus Corp.		—	622	—	1,761	—	230
LG Chem Ltd. and its subsidiaries		65	288,422	82,400	877,573	290	200,930
S&I Corp. and its subsidiaries (formerly, Serveone)		84	111,788	267	626,010	21,307	125,079
Silicon Works Co., Ltd.		—	209,633	92	516,189	—	144,614
LG Corp.		—	13,849	—	40,218	9,146	—
LG Management Development Institute		—	2,239	—	6,624	3,480	466
LG CNS Co., Ltd. and its subsidiaries		5	64,158	14	157,763	2	45,124
LG Hausys Ltd.		—	—	1	1	—	—
LG Household & Health Care and its subsidiaries		—	112	—	209	—	88
LG Holdings Japan Co., Ltd.		—	542	—	1,529	2,370	—
G2R Inc. and its subsidiaries		—	18,853	—	20,756	—	10,649
Robostar Co., Ltd.		—	196	—	7,096	—	194
Others(*)		1	71,251	5	191,014	—	68,362

	~~W~~	146,530	878,461	580,983	2,768,322	162,151	696,686

27.	Related Parties and Others, Continued

(*)

Due to S&I Corp.’s disposal of partial investments in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as others. In addition, due to LG Electronics Inc.’s disposal of entire investments in HiEntech Co., Ltd. and its subsidiaries and LG Hitachi Water Solutions Co., Ltd., outstanding payables due are reclassified as others.

	For the three-month period ended September 30, 2018			For the nine-month period ended September 30, 2018		December 31, 2018
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	171,456	98,477	559,214	418,950	83,011	146,836
LG Uplus Corp.		—	555	21	1,175	—	178
LG Chem Ltd. and its subsidiaries		70	328,388	1,634	904,594	173	184,357
S&I Corp. and its subsidiaries (Formerly, Serveone)		97	465,055	305	1,462,429	21,307	510,132
Silicon Works Co., Ltd.		—	195,615	—	499,456	—	140,694
LG Corp.		—	13,634	—	39,003	11,246	—
LG Management Development Institute		—	2,366	—	7,484	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	48,835	—	134,800	1	95,703
LG Hausys Ltd.		1	—	1,111	1	—	3
LG Household & Health Care and its subsidiaries		1	90	1	115	—	—
LG Holdings Japan Co., Ltd.		—	463	—	1,375	2,037	—
G2R Inc. and its subsidiaries		—	2,015	—	42,227	—	19,773
Robostar Co., Ltd.		—	—	—	—	—	2,723

	~~W~~	171,625	1,155,493	562,286	3,511,609	121,255	1,100,840

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
(In millions of won)	2019		2018	2019	2018
Short-term benefits	~~W~~	769	918	2,590	2,734
Expenses related to the defined benefit plan		103	103	450	690

	~~W~~	872	1,021	3,040	3,424

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

28.	Non-Current Assets Held for Sale

The Group decided to dispose certain tangible assets of LG Display Poland Sp. z o.o. based on the management’s approval and began effort to sell the disposal group. During the nine-month period ended September 30, 2019, the Group completed the sale of these assets to LG Chem Poland Sp. z o.o.

Gain from disposal of non-current assets held for sale amount to ~~W~~8,353 million and was recognized as other non-operating income.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2019 and 2018

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2019, the condensed separate interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2019 and 2018, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2018, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 25, 2019, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2018, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 13, 2019

This report is effective as of November 13, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2019 and December 31, 2018

(In millions of won)	Note	September 30, 2019		December 31, 2018
Assets
Cash and cash equivalents	4, 24	~~W~~	358,181	473,283
Deposits in banks	4, 24		77,200	77,200
Trade accounts and notes receivable, net	5, 14, 24, 26		4,520,681	3,389,108
Other accounts receivable, net	5, 24		467,068	321,963
Other current financial assets	6, 24		76,161	29,281
Inventories	7		2,012,462	1,951,155
Prepaid income tax			110,594	—
Other current assets	5		210,054	136,349

Total current assets			7,832,401	6,378,339

Deposits in banks	4, 24		11	11
Investments	8		5,084,793	3,602,214
Other non-current accounts receivable, net	5, 24		20,889	25,823
Other non-current financial assets	6, 24		118,908	77,192
Property, plant and equipment, net	9		14,257,615	14,984,564
Intangible assets, net	10		792,511	816,808
Deferred tax assets	22		1,035,526	851,936
Other non-current assets	5		291,776	325,219

Total non-current assets			21,602,029	20,683,767

Total assets		~~W~~	29,434,430	27,062,106

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	2,979,424	3,186,123
Current financial liabilities	11, 24		1,432,911	1,044,841
Other accounts payable	24		2,569,705	1,746,412
Accrued expenses			782,500	516,970
Income tax payable			29,118	17,404
Provisions	13		161,518	96,555
Advances received	14		1,031,522	780,906
Other current liabilities	13		59,094	27,419

Total current liabilities			9,045,792	7,416,630

Non-current financial liabilities	11, 24		7,431,545	5,139,476
Non-current provisions	13		57,554	32,764
Defined benefit liabilities, net	12		174,722	44,187
Long-term advances received	14		526,005	1,122,015
Other non-current liabilities	13		92,405	94,453

Total non-current liabilities			8,282,231	6,432,895

Total liabilities			17,328,023	13,849,525

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			8,066,215	9,172,389

Total equity			12,106,407	13,212,581

Total liabilities and equity		~~W~~	29,434,430	27,062,106

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(In millions of won, except earnings per share)	Note	For the three-month period ended Sep 30			For the nine-month period ended Sep 30
		2019		2018	2019		2018
Revenue	16, 26	~~W~~	5,432,573	5,661,046	~~W~~	15,752,138	15,850,273
Cost of sales	7, 17, 26		(5,441,111)	(4,941,650)		(15,066,015)	(14,740,881)

Gross profit (loss)			(8,538)	719,396		686,123	1,109,392

Selling expenses	18		(166,991)	(140,644)		(479,202)	(370,218)
Administrative expenses	18		(203,221)	(132,797)		(453,090)	(383,714)
Research and development expenses			(213,974)	(325,002)		(963,995)	(897,196)

Operating income (loss)			(592,724)	120,953		(1,210,164)	(541,736)

Finance income	21		106,117	13,564		201,120	121,121
Finance costs	21		(186,379)	(14,029)		(308,941)	(70,218)
Other non-operating income	20		199,365	61,929		645,078	424,721
Other non-operating expenses	20		(296,702)	(61,178)		(734,043)	(448,101)

Income (loss) before income tax			(770,323)	121,239		(1,406,950)	(514,213)
Income tax expense (benefit)	22		(195,277)	97,966		(310,198)	(39,883)

Income (loss) for the period			(575,046)	23,273		(1,096,752)	(474,330)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(1,355)	(4,737)		(6,203)	(16,129)
Related income tax	12		332	1,267		(3,219)	4,893

Other comprehensive loss for the period, net of income tax			(1,023)	(3,470)		(9,422)	(11,236)

Total comprehensive income (loss) for the period		~~W~~	(576,069)	19,803	~~W~~	(1,106,174)	(485,566)

Earnings (loss) per share (in won)
Basic and diluted earnings (loss) per share	23	~~W~~	(1,607)	65	~~W~~	(3,065)	(1,326)

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive loss for the period
Loss for the period		—	—	(474,330)	(474,330)

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(11,236)	(11,236)

Total comprehensive loss for the period	~~W~~	—	—	(485,566)	(485,566)

Transaction with owners, recognized directly in equity
Dividends to shareholders		—	—	(178,908)	(178,908)

Balances at September 30, 2018	~~W~~	1,789,079	2,251,113	9,124,593	13,164,785

Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Total comprehensive loss for the period
Loss for the period		—	—	(1,096,752)	(1,096,752)

Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(9,422)	(9,422)

Total comprehensive loss for the period	~~W~~	—	—	(1,106,174)	(1,106,174)

Balances at September 30, 2019	~~W~~	1,789,079	2,251,113	8,066,215	12,106,407

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from operating activities:
Loss for the period		~~W~~	(1,096,752)	(474,330)
Adjustments for:
Income tax benefit	22		(310,198)	(39,883)
Depreciation and amortization	17		1,866,814	1,786,316
Gain on foreign currency translation			(73,717)	(40,060)
Loss on foreign currency translation			140,748	91,399
Expenses related to defined benefit plans	12		146,330	154,052
Gain on disposal of property, plant and equipment			(34,624)	(33,788)
Loss on disposal of property, plant and equipment			16,408	7,375
Impairment loss on property, plant and equipment			18,047	25,715
Gain on disposal of intangible assets			(552)	(239)
Loss on disposal of intangible assets			18	—
Impairment loss on intangible assets			116,506	353
Reversal of impairment loss on intangible assets			(480)	(26)
Expense on increases of provisions			247,826	135,395
Finance income			(180,135)	(116,813)
Finance costs			292,235	65,529
Other income			(18,945)	(3,269)
Other expenses			5,325	612

			2,231,606	2,032,668

Changes in
Trade accounts and notes receivable			(1,468,471)	887,513
Other accounts receivable			(47,051)	51,381
Inventories			(61,308)	(345,548)
Other current assets			(36,108)	17,190
Other non-current assets			(24,984)	(43,718)
Trade accounts and notes payable			(204,078)	1,152,050
Other accounts payable			1,364,558	(166,994)
Accrued expenses			244,276	(70,563)
Provisions			(158,073)	(129,627)
Other current liabilities			(52,115)	119,686
Defined benefit liabilities, net			(21,997)	(6,491)
Long-term advances received			63,672	829,088
Other non-current liabilities			9,893	20,267

			(391,786)	2,314,234

Cash generated from operating activities			743,068	3,872,572
Income taxes refunded (paid)			15,746	(228,055)
Interests received			9,070	17,740
Interests paid			(169,711)	(103,761)

Net cash provided by operating activities		~~W~~	598,173	3,558,496

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2019 and 2018

(In millions of won)	Note	2019		2018
Cash flows from investing activities:
Dividends received		~~W~~	18,622	24,136
Increase in deposits in banks			(111,180)	(272,680)
Proceeds from withdrawal of deposits in banks			111,180	775,895
Acquisition of financial assets at fair value through profit or loss			—	(285)
Acquisition of financial assets at fair value through other comprehensive income			(21)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			99	6
Acquisition of investments			(1,342,937)	(562,662)
Proceeds from disposal of investments			7,039	2,382
Acquisition of property, plant and equipment			(1,884,476)	(4,410,924)
Proceeds from disposal of property, plant and equipment			327,652	192,098
Acquisition of intangible assets			(404,429)	(398,107)
Proceeds from disposal of intangible assets			2,349	960
Government grants received			3,979	1,210
Receipt from settlement of derivatives			22,852	314
Proceeds from collection of short-term loans			14,656	6,847
Increase in short-term loans			(8,725)	(5,000)
Increase in long-term loans			(6,465)	(31,180)
Increase in deposits			(4,463)	(349)
Decrease in deposits			5,242	364
Proceeds from disposal of emission rights			20,416	10,200

Net cash used in investing activities			(3,228,610)	(4,666,775)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			1,264,915	109,446
Repayments of short-term borrowings			(928,335)	(109,712)
Proceeds from issuance of bonds			1,323,239	498,170
Proceeds from long-term borrowings•			1,569,148	1,774,180
Repayments of current portion of long-term borrowings and bonds•			(708,260)	(726,014)
Payment guarantee fee received			5,043	1,328
Repayments of lease liabilities			(10,415)	—
Dividends paid			—	(178,908)

Net cash provided by financing activities			2,515,335	1,368,490

Net increase (decrease) in cash and cash equivalents			(115,102)	260,211
Cash and cash equivalents at January 1			473,283	566,408

Cash and cash equivalents at September 30		~~W~~	358,181	826,619

See accompanying notes to the separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of September 30, 2019, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2019, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2019, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2019, there are 19,414,164 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2018.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

From January 1, 2019, the Company adopted K-IFRS No. 1116, Leases, for the first time. Changes to significant accounting policies are described in Note 3.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial asset at fair value through other comprehensive income (“FVOCI”) and financial liabilities at FVTPL and

•	net defined benefit liabilities recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2018, except for the application of K-IFRS No. 1034, Interim Financial Reporting and the changes in accounting policies explained below. The changes in accounting policies are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2019.

Changes	in Accounting Policies

The Company has initially adopted K-IFRS 1116, Leases, from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Company’s condensed separate interim financial statements.

K-IFRS No. 1116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

(i)	Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No. 2104, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under K-IFRS No. 1116, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to K-IFRS No. 1116, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases for contracts that were previously identified as leases under K-IFRS No. 1017 and K-IFRS No. 2104 as of January 1, 2019. Contracts that were not identified as leases under K-IFRS No. 1017 and K-IFRS No. 2104 were not reassessed. Therefore, the definition of a lease under K-IFRS No. 1116 has been applied only to contracts entered into or changed on or after January 1, 2019.

(ii)	Accounting as a lessee

The Company leases buildings, vehicles, machinery and equipment and others.

As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under K-IFRS No. 1116, the Company recognizes right-of-use assets and lease liabilities for most leases on the condensed separate interim statement of financial position.

However, as permitted in K-IFRS No.1116, the Company has elected not to recognize right-of-use assets and lease liabilities for certain short-term leases and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.	Summary of Significant Accounting Policies, Continued

The carrying amounts of right-of-use assets recognized in the condensed separate interim financial statements are as below and those right-of use assets are presented in property, plant and equipment in the condensed separate interim statements of financial position.

(In millions of won)	Buildings		Machinery and equipment	Vehicles	Others	Total
Balance at January 1, 2019	~~W~~	9,338	1,021	5,922	51	16,332
Balance at September 30, 2019	~~W~~	3,082	964	5,172	48	9,266

The Company presents lease liabilities in financial liabilities in the condensed separate interim statement of financial position.

i)	Significant accounting policies

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses. The book value of right-of-use asset is adjusted when there is a remeasurement of the lease liability arising from a change in future lease payments.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate that would be applicable when the Company were to borrow the funds to obtain an asset of a similar value to the right-of-use asset over a similar term and with a similar security in a similar economic environment. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest expense on the lease liability and decreased by lease payment made. The Company remeasures the lease liability when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Determination of the lease term for some lease contracts that include renewal options require the Company’s judgment. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

ii)	Initial application

At initial application, the Company measures lease liabilities for leases classified as operating leases under K-IFRS No. 1017, at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

3.	Summary of Significant Accounting Policies, Continued

The Company used the following practical expedients when applying K-IFRS No. 1116 to leases previously classified as operating leases under K-IFRS No. 1017.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of remaining lease term at initial application.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

(iii)	Impacts on condensed separate interim financial statements

i)	Impacts on initial application

On initial application to K-IFRS No. 1116, the Company recognized additional right-of-use assets and additional lease liabilities. The impact on initial application is summarized below.

(In millions of won)	January 1, 2019
Right-of-use assets presented in property, plant and equipment	~~W~~	16,332
Lease liabilities		16,332

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 2.96%.

ii)	Impacts for the period

As a result of initially applying K-IFRS No. 1116, the Company recognized ~~W~~9,266 million of right-of-use assets and ~~W~~9,017 million of lease liabilities as at September 30, 2019.

Also in accordance with K-IFRS No. 1116, the Company recognized depreciation and interest expense, instead of operating lease expense in relation to leases. During the nine-month period ended September 30, 2019, the Company recognized ~~W~~10,227 million of depreciation and ~~W~~300 million of interest expense from these leases.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	358,181	473,283
Deposits in banks
Time deposits	~~W~~	—	3,118
Restricted deposits (*)		77,200	74,082

	~~W~~	77,200	77,200

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	435,392	550,494

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Due from third parties	~~W~~	303,458	257,037
Due from related parties		4,217,223	3,132,071

	~~W~~	4,520,681	3,389,108

(b)	Other accounts receivable as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current assets
Non-trade receivables, net	~~W~~	442,512	316,069
Accrued income		24,556	5,894

	~~W~~	467,068	321,963

Non-current assets
Long-term non-trade receivables	~~W~~	20,889	25,823

	~~W~~	487,957	347,786

Due from related parties included in other accounts receivable as of September 30, 2019 and December 31, 2018 are ~~W~~73,359 million and ~~W~~247,677 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,519,990	483,037	(4)	(2,798)
1-15 days past due		348	948	—	(3)
16-30 days past due		275	5,466	—	—
31-60 days past due		64	29	—	—
More than 60 days past due		8	1,303	—	(25)

	~~W~~	4,520,685	490,783	(4)	(2,826)

	December 31, 2018
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,387,653	347,669	(5)	(551)
1-15 days past due		1,353	274	—	(2)
16-30 days past due		79	69	—	(1)
31-60 days past due		28	95	—	(1)
More than 60 days past due		—	668	—	(434)

	~~W~~	3,389,113	348,775	(5)	(989)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are as follows:

	2019			2018
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	5	989	570	1,092
(Reversal of) bad debt expense		(1)	1,837	(565)	(103)

Balance at the reporting date	~~W~~	4	2,826	5	989

5.	Receivables and Other Assets, Continued

(d)	Other assets as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current assets
Advanced payments	~~W~~	1,033	3,354
Prepaid expenses		149,843	73,254
Value added tax refundable		38,750	52,252
Right to recover returned goods		20,428	7,489

	~~W~~	210,054	136,349

Non-current assets
Long-term prepaid expenses	~~W~~	287,145	325,219
Long-term advanced payments		4,631	—

	~~W~~	291,776	325,219

6.	Other Financial Assets

Other financial assets as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	51,162	13,059
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	15	106
Financial asset carried at amortized cost
Short-term loans	~~W~~	24,984	16,116

	~~W~~	76,161	29,281

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	920	4,598
Kyulux, Inc.		2,460	2,460
Fineeva Co., Ltd.		4	286

	~~W~~	3,384	7,344

Convertible bonds	~~W~~	1,327	1,327
Derivatives(*)		55,722	—

	~~W~~	60,433	8,671

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	70	55

Financial assets carried at amortized cost
Deposits	~~W~~	12,639	13,418
Long-term loans		45,766	55,048

	~~W~~	58,405	68,466

	~~W~~	118,908	77,192

(*)	Represents valuation gain from currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

Other financial assets issued by related parties as of December 31, 2018 is ~~W~~2,000 million.

7.	Inventories

Inventories as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Finished goods	~~W~~	579,151	539,859
Work-in-process		915,201	791,396
Raw materials		404,742	500,413
Supplies		113,368	119,487

	~~W~~	2,012,462	1,951,155

For the nine-month periods ended September 30, 2019 and 2018, the amount of inventories recognized as cost of sales including inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2019		2018
Inventories recognized as cost of sales	~~W~~	15,066,015	14,740,881
Including: inventory write-downs		403,197	235,218
Including: reversal and usage of inventory write-downs		(280,323)	(184,139)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			September 30, 2019			December 31, 2018
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o. (*1)	Wroclaw, Poland	Manufacture display products	100%		166,054	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and Sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*2)	Haiphong, Vietnam	Manufacture display Products	100%		672,658	100%		329,978
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		5,424	100%		2,249
LG Display High-Tech (China) Co., Ltd.(*4)	Guangzhou, China	Manufacture and sell display products	74%		1,794,547	69%		749,154
Money Market Trust	Seoul, South Korea	Money market trust	100%		153,700	100%		24,501

				~~W~~	4,999,453		~~W~~	3,507,944

8.	Investments, Continued

(*1)

On July 1, 2019, LG Display Poland Sp. Z o.o. (“LGDWR”) commenced the liquidation process and for the nine-month period ended September 30, 2019, the Company recognized an impairment loss of ~~W~~28,938 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in LGDWR.

(*2)

For the nine-month period ended September 30, 2019, the Company contributed ~~W~~342,680 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Company’s ownership percentage in LGDVN as a result of this additional investment.

(*3)

For the nine-month period ended September 30, 2019, the Company contributed ~~W~~3,175 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(*4)

For the nine-month period ended September 30, 2019, the Company contributed ~~W~~1,045,393 million in cash and cash equivalents, including the right to receive cash dividends amounting to ~~W~~177,509 million from LG Display Guangzhou Co., Ltd., for the capital increase of LG Display High-Tech (China) Co., Ltd. (“LGDCO”). The Company’s ownership percentage in LGDCO increased from 69% to 74% as a result.

8.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)			September 30, 2019			December 31, 2018
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
INVENIA Co., Ltd.(*1)	Seongnam, South Korea	Develop and manufacture the equipment for display	—		—	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%		4,746	14%		4,746
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.(*2)	Daegu, South Korea	Process and sell glass for display	14%		8,000	17%		10,600
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH(*)(*3)	Bruchsal, Germany	Develop organic emitting materials for displays and lighting devices	12%		8,668	14%		8,668
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,346	10%		3,346
Nanosys Inc.	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	4%		5,491	4%		5,491

				~~W~~	85,340		~~W~~	94,270

(*1)

In September 2019, the Company disposed of the entire investments, 3,000,000 shares of common stock, in INVENIA Co., Ltd. and recognized ~~W~~2,770 million for the difference between the disposal amount and the carrying amount as finance income.

(*2)

In August 2019, the Company disposed of 650,000 shares of common stock in AVATEC Co., Ltd. As of September 30, 2019, the Company ownership percentage in AVATEC Co., Ltd. is 14% and the Company recognized ~~W~~2,638 million for the difference between the disposal amount and the carrying amount as finance income.

(*3)

For the nine-month period ended September 30, 2019, the Company’s ownership percentage in CYNORA GmbH decreased from 14% to 12% as the Company did not participate in the capital increase of CYNORA GmbH.

For the nine-month periods ended September 30, 2019 and 2018, the aggregate amount of recognized dividends income from subsidiaries and associates are ~~W~~18,622 million and ~~W~~95,553 million, respectively.

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2019 and 2018, the Company purchased property, plant and equipment of ~~W~~1,378,503 million and ~~W~~4,138,561 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~105,272 million and 2.77%, and ~~W~~82,092 million and 2.68% for the nine-month periods ended September 30, 2019 and 2018, respectively. In addition, for the nine-month period ended September 30, 2019, the Company entered into various new lease agreements for the usage of buildings, vehicles and others. In relation to these leases, the Company recognized ~~W~~3,161 million of right-of-use assets and lease liabilities, in aggregate, during the nine-month period ended September 30, 2019. Also, for the nine-month periods ended September 30, 2019 and 2018, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~541,708 million and ~~W~~126,210 million, respectively, and recognized ~~W~~34,624 million and ~~W~~16,408 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2019 (gain and loss for the nine-month period ended September 30, 2018: ~~W~~33,788 million and ~~W~~7,375million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2019 and December 31, 2018, are ~~W~~367,847 million and ~~W~~366,910 million, respectively. The Company recognized an impairment loss amounting to ~~W~~116,506 million in connection with projects dropped after the impairment review on its development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current
Short-term borrowings	~~W~~	360,390	—
Current portion of long-term borrowings and bonds		1,060,638	1,040,148
Current portion of payment guarantee liabilities		5,238	4,693
Lease liabilities		6,645	—

	~~W~~	1,432,911	1,044,841

Non-current
Won denominated borrowings	~~W~~	2,801,995	2,700,608
Foreign currency denominated borrowings		1,723,866	626,136
Bonds		2,885,933	1,772,599
Payment guarantee liabilities		11,222	14,375
Derivatives(*)		6,157	25,758
Lease liabilities		2,372	—

	~~W~~	7,431,545	5,139,476

(*)	Represents currency interest rate swap contracts related to foreign currency denominated borrowings and bonds.

(b)	Foreign currency denominated short-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won and USD) Lender	Annual interest rate as of September 30, 2019 (%)(*)	September 30, 2019		December 31, 2018
Standard Chartered Bank Korea Limited	12ML + 0.78~0.88	~~W~~	360,390	—

Foreign currency equivalent			USD 300	—

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2019 (%)	September 30, 2019		December 31, 2018
Woori Bank	2.75	~~W~~	770	1,259
Korea Development Bank and others	CD rate (91 days) + 1.00, 2.21~3.25		3,230,000	2,850,000
Less current portion of long-term borrowings			(428,775)	(150,651)

		~~W~~	2,801,995	2,700,608

(d)	Foreign currency denominated long-term borrowings as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2019 (%)	September 30, 2019		December 31, 2018
The Export-Import Bank of Korea and others	3ML+0.75 ~1.70 6ML+1.25 ~1.35	~~W~~	1,795,944	955,975

Foreign currency equivalent			USD 1,495	USD 855
Less current portion of long-term borrowings			(72,078)	(329,839)

		~~W~~	1,723,866	626,136

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	Maturity	Annual interest rate as of September 30, 2019 (%)	September 30, 2019		December 31, 2018
Won denominated bonds (*1)
Publicly issued bonds	Oct 2019~ Feb 2024	1.80~2.95	~~W~~	2,030,000	1,900,000
Privately issued bonds	May 2025~ May 2033	3.25~4.25		110,000	110,000
Less discount on bonds				(3,870)	(3,949)
Less current portion				(559,785)	(559,658)

			~~W~~	1,576,345	1,446,393

Foreign currency denominated bonds (*2)
Publicly issued bonds	Nov 2021	3.88	~~W~~	360,390	335,430
Privately issued bonds	Apr 2023	3ML+1.47		120,130	—

Foreign currency equivalent				USD 400	USD 300

Less discount on bonds				(8,027)	(9,224)

			~~W~~	472,493	326,206

Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	Aug 2024	1.50	~~W~~	837,095	—

Foreign currency equivalent				USD 697	—

			~~W~~	2,885,933	1,772,599

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of September 30, 2019 as follows:

(In won, USD))
Description
Type	Foreign currency unsecured denominated convertible bonds

Issuance amount	USD 687,800,000

Interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date in equal installments commencing on issuance

Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted, together with accrued but unpaid interest
2. Advanced redemption: The Company has a right to redeem in advance (call option) and the bondholders have a right to require the Company to redeem in advance (put option)

Conversion price	~~W~~ 19,845 (subject to adjustment based on certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-  On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-  The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued (clean up call), or

-  In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of September 30, 2019 is as follows:

(In won and No. of shares)	September 30, 2019
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of convertible shares		40,988,998

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities recognized as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Present value of partially funded defined benefit obligations	~~W~~	1,704,146	1,592,366
Fair value of plan assets		(1,529,424)	(1,548,179)

	~~W~~	174,722	44,187

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2019		2018	2019	2018
Current service cost	~~W~~	48,473	51,108	145,419	153,326
Net interest cost		303	242	911	726

	~~W~~	48,776	51,350	146,330	154,052

(c)	Plan assets as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Guaranteed deposits in banks	~~W~~	1,529,424	1,548,179

As of September 30, 2019, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2019		2018	2019	2018
Remeasurements of net defined benefit liabilities	~~W~~	(1,355)	(4,737)	(6,203)	(16,129)
Tax effect		332	1,267	(3,219)	4,893

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(1,023)	(3,470)	(9,422)	(11,236)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the nine-month period ended September 30, 2019 are as follows:

(In millions of won)	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2019	~~W~~	—	120,389	8,930	129,319
Additions		3,073	244,635	16,869	264,577
Usage		(3,073)	(171,751)	—	(174,824)

Balance at September 30, 2019	~~W~~	—	193,273	25,799	219,072

Current	~~W~~	—	135,719	25,799	161,518
Non-current	~~W~~	—	57,554	—	57,554

(*)

The provision for warranties on defective products is normally applicable for 18~36 months from the date of purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Current liabilities
Withholdings	~~W~~	23,996	16,181
Unearned revenues		27,478	11,073
Security deposits received		7,620	165

	~~W~~	59,094	27,419

Non-current liabilities
Long-term accrued expenses	~~W~~	85,471	78,466
Long-term other accounts payable		2,223	3,081
Long-term unearned revenues		1,331	2,116
Security deposits received		3,380	10,790

	~~W~~	92,405	94,453

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be different from management’s current estimates.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Company and its subsidiary, LG Display Germany GmbH, and television manufacturers in Mannheim District Court in Germany. The Company has not recognized any provision as of September 30, 2019. It is not possible to reasonably estimate an amount of potential loss, if any, because plaintiffs have not provided any information regarding damages.

Others

The Company is involved in various disputes in addition to pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,560 million (~~W~~1,874,028 million) in connection with the Company’s export sales transactions with its subsidiaries. As of September 30, 2019, there are no outstanding short-term borrowings that are past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~688,507 million in connection with its domestic and export sales transactions and, as of September 30, 2019, ~~W~~48,325 million of accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2019, the Company has agreements in relation to opening of letters of credit up to USD 50 million (~~W~~60,065 million) with Sumitomo Mitsui Banking Corporation.

14.	Contingencies and Commitments, Continued

Payment guarantees

The Company provides payment guarantees in connection with the principal amount of term loan credit facilities amounting to USD 1,144 million (~~W~~1,374,564 million) and payables for facilities amounting to USD 55 million (~~W~~65,588 million).

In addition, the Company obtained payment guarantees amounting to USD 1,275 million (~~W~~1,531,658 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~367,373 million) from Korea Development Bank for foreign currency denominated bonds.

License agreements

As of September 30, 2019, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of September 30, 2019, in connection with long-term supply agreements with customers, the Company recognized USD 1,075 million (~~W~~1,291,398 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 1,275 million (~~W~~1,531,658 million) from KEB Hana Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

15.	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~ 5,000), and as of September 30, 2019 and December 31, 2018, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to September 30, 2019.

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Sales of goods	~~W~~	5,417,502	5,650,848	15,707,148	15,818,884
Royalties		9,890	3,491	28,911	11,356
Others		5,181	6,707	16,079	20,033

	~~W~~	5,432,573	5,661,046	15,752,138	15,850,273

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Changes in inventories	~~W~~	(154,959)	(200,754)	(61,308)	(258,600)
Purchases of raw materials, merchandise and others		2,297,856	2,250,888	6,410,588	6,138,450
Depreciation and amortization		657,755	615,599	1,866,814	1,786,316
Outsourcing		1,758,873	1,383,154	4,499,514	4,292,740
Labor		709,854	667,704	1,952,977	2,041,913
Supplies and others		124,969	182,420	472,819	571,924
Utility		196,821	194,949	540,738	543,100
Fees and commissions		120,862	132,822	372,146	411,347
Shipping		17,922	25,557	56,119	76,077
Advertising		49,836	33,731	84,147	72,146
Warranty		68,924	54,984	244,635	135,395
Travel		22,056	24,388	66,793	72,255
Taxes and dues		15,421	13,237	45,043	42,251
Others		279,750	163,798	572,748	510,440

	~~W~~	6,165,940	5,542,477	17,123,773	16,435,754

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Salaries(*)	~~W~~	137,368	59,913	254,359	185,484
Expenses related to defined benefit plans		7,798	7,339	23,851	21,431
Other employee benefits		10,812	10,897	38,147	33,546
Shipping		13,333	17,460	42,728	53,612
Fees and commissions		35,485	39,867	103,811	104,200
Depreciation		28,591	28,652	84,030	82,628
Taxes and dues		536	417	1,823	1,909
Advertising		49,836	33,731	84,147	72,146
Warranty		68,924	54,984	244,635	135,395
Rent		130	2,636	466	7,952
Insurance		1,551	1,477	4,418	4,597
Travel		4,529	4,718	13,226	13,202
Training		2,933	2,515	8,287	8,072
Others		8,386	8,835	28,364	29,758

	~~W~~	370,212	273,441	932,292	753,932

(*)	Expenses recognized in relation to employee termination benefits for the nine-month period ended September 30, 2019 amount to ~~W~~84,083 million.

19.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2019		2018	2019	2018
Salaries and wages	~~W~~	602,331	584,592	1,682,577	1,783,405
Other employee benefits		73,780	78,302	225,860	245,793
Contributions to National Pension plan		18,997	19,336	55,150	56,816
Expenses related to defined benefit plan and defined contribution plan		48,776	51,350	146,346	154,052

	~~W~~	743,884	733,580	2,109,933	2,240,066

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2019		2018	2019	2018
Foreign currency gain	~~W~~	186,288	54,638	600,310	387,075
Gain on disposal of property, plant and equipment		6,661	6,769	34,624	33,788
Gain on disposal of intangible assets		—	—	552	239
Reversal of impairment loss on intangible assets		279	—	480	26
Rental income		402	442	1,412	1,319
Others		5,735	80	7,700	2,274

	~~W~~	199,365	61,929	645,078	424,721

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2019		2018	2019	2018
Foreign currency loss	~~W~~	156,059	58,794	572,572	404,356
Other bad debt expense		1,188	—	1,198	23
Loss on disposal of property, plant and equipment		9,661	1,002	16,408	7,375
Loss on disposal of intangible assets		—	—	18	—
Impairment loss on property, plant and equipment		12,103	—	18,047	25,715
Impairment loss on intangible assets		116,506	62	116,506	353
Donations		138	139	520	3,159
Others		1,047	1,181	8,774	7,120

	~~W~~	296,702	61,178	734,043	448,101

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit and loss for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2019		2018	2019	2018
Finance income
Interest income	~~W~~	3,784	5,094	9,053	14,015
Dividend income		—	—	18,622	95,553
Foreign currency gain		9,807	4,460	24,259	5,948
Gain on disposal of investments		5,408	—	5,408	—
Gain on transaction of derivatives		9,685	249	22,852	362
Gain on valuation of derivatives		76,090	2,500	116,990	2,500
Other		1,343	1,261	3,936	2,743

	~~W~~	106,117	13,564	201,120	121,121

Finance costs
Interest expense	~~W~~	45,941	5,390	85,630	26,300
Foreign currency loss		92,739	—	164,606	33,054
Impairment loss on investments		28,938	—	28,938	—
Loss on sale of trade accounts and notes receivable		269	255	1,716	322
Loss on valuation of financial assets at fair value through profit or loss		—	—	3,960	—
Loss on valuation of financial liabilities at fair value through profit or loss		9,059	—	9,059	—
Loss on transaction of derivatives		—	5	—	48
Loss on valuation of derivatives		—	7,239	3,564	7,740
Other		9,433	1,140	11,468	2,754

	~~W~~	186,379	14,029	308,941	70,218

22.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2019		2018	2019	2018
Current tax expense (benefit)	~~W~~	1,569	88,683	(123,389)	80,491
Deferred tax expense (benefit)		(196,846)	9,283	(186,809)	(120,374)

Income tax expense (benefit)	~~W~~	(195,277)	97,966	(310,198)	(39,883)

(b)	Tax Assets and Liabilities

The carrying amount of tax assets are reviewed at each reporting date and deferred tax assets are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2019 and December 31, 2018 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2019		December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Other accounts receivable, net	~~W~~	—	—	(5,966)	(1,013)	(5,966)	(1,013)
Inventories, net		56,833	53,882	—	—	56,833	53,882
Defined benefit liabilities, net		27,234	—	—	—	27,234	—
Accrued expenses		172,670	121,508	—	—	172,670	121,508
Property, plant and equipment		182,419	191,073	—	—	182,419	191,073
Intangible assets		127	925	—	—	127	925
Provisions		48,767	32,468	—	—	48,767	32,468
Gain or loss on foreign currency translation, net		12	13	—	—	12	13
Other temporary differences		40,218	17,932	—	—	40,218	17,932
Tax loss carryforwards		311,722	126,755	—	—	311,722	126,755
Tax credit carryforwards		201,490	308,393	—	—	201,490	308,393

Deferred tax assets (liabilities)	~~W~~	1,041,492	852,949	(5,966)	(1,013)	1,035,526	851,936

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In won and number of shares)	2019		2018	2019	2018
Profit (loss) for the period	~~W~~	(575,046,871,311)	23,272,424,699	(1,096,752,176,951)	(474,330,116,040)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(1,607)	65	(3,065)	(1,326)

For the three-month and nine-month periods ended September 30, 2019 and 2018, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)

The Company issued potential common stocks as a result of an issuance of the convertible bonds on August 24, 2019. Diluted earnings (loss) per share are not calculated due to loss for the three-month and nine-month periods ended September 30, 2019.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency denominated borrowings and bonds.

i) Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2019 and December 31, 2018 is as follows:

	September 30, 2019
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	226	594	159	—	—
Trade accounts and notes receivable	3,583	3,072	—	—	10
Non-trade receivables	313	955	60	—	—
Trade accounts and notes payable	(876)	(8,827)	—	—	—
Other accounts payable	(167)	(3,655)	—	—	(1)
Financial liabilities	(2,885)	—	—	—	—

Aggregate notional amounts in the separate statements of financial position	194	(7,861)	219	—	9

Currency interest rate swap contracts	2,085	—	—	—	—

Net exposure	2,279	(7,861)	219	—	9

24.	Financial Risk Management, Continued

	December 31, 2018
(In millions)	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	66	—	54	1	7
Trade accounts and notes receivable	2,809	2,937	—	—	—
Non-trade receivables	48	836	1,018	—	—
Trade accounts and notes payable	(1,392)	(11,477)	—	—	—
Other accounts payable	(117)	(13,982)	—	(18)	(2)
Financial liabilities	(1,163)	—	—	—	—

Aggregate notional amounts in the separate statements of financial position	251	(21,686)	1,072	(17)	5

Currency interest rate swap contracts	780	—	—	—	—

Net exposure	1,031	(21,686)	1,072	(17)	5

Average exchange rates applied for the nine-month periods ended September 30, 2019 and 2018 and the exchange rates at September 30, 2019 and December 31, 2018 are as follows:

	Average rate			Reporting date spot rate
(In won)	2019		2018	September 30, 2019	December 31, 2018
USD	~~W~~	1,161.69	1,090.96	1,201.30	1,118.10
JPY		10.65	9.95	11.13	10.13
CNY		169.11	167.56	168.52	162.76
PLN		303.51	306.68	300.21	297.33
EUR		1,305.11	1,320.36	1,314.64	1,279.16

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of September 30, 2019 and December 31, 2018, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2019			December 31, 2018
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	99,244	99,244	41,788	41,788
JPY (5 percent weakening)		(3,173)	(3,173)	(7,965)	(7,965)
CNY (5 percent weakening)		1,338	1,338	6,325	6,325
PLN (5 percent weakening)		—	—	(183)	(183)
EUR (5 percent weakening)		429	429	232	232

A stronger won against the above currencies as of September 30, 2019 and December 31, 2018 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into currency interest swap contracts amounting to USD 1,785 million (~~W~~2,144,321 million) in notional amount to hedge interest rate risks with respect to variable rate applied foreign currency denominated borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2019 and December 31, 2018 is as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Fixed rate instruments
Financial assets	~~W~~	435,466	550,644
Financial liabilities		(6,356,922)	(5,033,515)

	~~W~~	(5,921,456)	(4,482,871)

Variable rate instruments
Financial liabilities	~~W~~	(2,475,900)	(1,105,976)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2019 and December 31, 2018, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2019
Variable rate instruments	~~W~~	(2,408)	2,408	(2,408)	2,408
December 31, 2018
Variable rate instruments	~~W~~	(8,018)	8,018	(8,018)	8,018

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively prior to determination on utilization of third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets, the Company recognizes expected credit loss and its changes at each reporting date in order to reflect changes in the credit risk according to the expected credit loss model subsequent to initial recognition of financial assets.

24.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposures to credit risk as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019		December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	358,181	473,283
Deposits in banks		77,211	77,211
Trade accounts and notes receivable, net		4,520,681	3,389,108
Non-trade receivables		442,512	316,069
Accrued income		24,556	5,894
Deposits		12,639	13,418
Short-term loans		24,984	16,116
Long-term loans		45,766	55,048
Long-term non-trade receivables		20,889	25,823

	~~W~~	5,527,419	4,371,970

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327	1,327
Derivatives		106,884	13,059

	~~W~~	108,211	14,386

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	85	161

	~~W~~	5,635,715	4,386,517

In addition to the financial assets above, as of September 30, 2019, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,144 million (~~W~~1,332,545 million) and payables for facilities amounting to USD 55 million (~~W~~65,588 million), for its subsidiary.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivable are insured in order to manage credit risk if it does not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit ratings and seeking insurance coverage, if necessary.

24.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2019.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank borrowings	~~W~~	5,387,104	5,876,251	498,720	530,620	1,124,376	3,583,387	139,148
Unsecured bond issues		3,445,718	3,705,881	340,349	297,203	515,612	2,415,742	136,975
Trade accounts and notes payable		2,979,424	2,979,424	2,979,424	—	—	—	—
Other accounts payable		994,736	994,736	993,629	1,107	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		1,574,969	1,592,526	1,084,807	507,719	—	—	—
Long-term other accounts payable		2,223	2,223	—	—	2,213	10	—
Payment guarantee(*2)		16,460	1,517,838	41,367	101,053	211,321	1,015,380	148,717
Security deposits received		11,000	11,000	2,290	5,330	3,380	—	—
Lease liabilities		9,017	12,647	6,641	2,764	2,362	880	—

Derivative financial liabilities
Derivatives	~~W~~	6,157	(22,392)	—	—	(3,788)	(18,604)	—

Total	~~W~~	14,426,808	16,670,134	5,939,249	1,436,217	1,855,476	6,996,795	424,840

24.	Financial Risk Management, Continued

(*1)

Represents the amount of utility expenses, payables from transactions between the Company and subsidiaries and others paid by enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle.

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2019		December 31, 2018
Total liabilities	~~W~~	17,328,023	13,849,525
Total equity		12,106,407	13,212,581
Cash and deposits in banks(*1)		435,381	550,483
Borrowings (including bonds)		8,832,822	6,139,491
Total liabilities to equity ratio		143%	105%
Net borrowings to equity ratio(*2)		69%	42%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii) Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii) Investments in Equity and Debt Instruments

The fair value of marketable financial assets at FVTPL and at FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv) Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019			December 31, 2018
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	358,181	(*)	473,283	(*)
Deposits in banks		77,211	(*)	77,211	(*)
Trade accounts and notes receivable		4,520,681	(*)	3,389,108	(*)
Non-trade receivables		442,512	(*)	316,069	(*)
Accrued income		24,556	(*)	5,894	(*)
Deposits		12,639	(*)	13,418	(*)
Short-term loans		24,984	(*)	16,116	(*)
Long-term loans		45,766	(*)	55,048	(*)
Long-term non-trade receivables		20,889	(*)	25,823	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	3,384	3,384	7,344	7,344
Convertible bonds		1,327	1,327	1,327	1,327
Derivatives		106,884	106,884	13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	85	85	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	6,157	6,157	25,758	25,758
Unsecured convertible bonds		837,095	837,095	—	—
Liabilities carried at amortized cost
Unsecured bank borrowings	~~W~~	5,387,104	5,463,389	3,807,234	3,862,709
Unsecured bond issues		2,608,623	2,680,560	2,332,257	2,384,987
Trade accounts and notes payable		2,979,424	(*)	3,186,123	(*)
Other accounts payable		2,569,705	(*)	1,746,412	(*)
Long-term other accounts payable		2,223	(*)	3,081	(*)
Payment guarantee liabilities		16,460	(*)	19,068	(*)
Security deposits received		11,000	(*)	10,955	(*)
Lease liabilities		9,017	(*)	—	—

(*)	Excluded from disclosures as the carrying amount approximates fair value.

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,384	3,384
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	106,884	106,884
Financial assets at fair value through other comprehensive income
Debt instruments		85	—	—	85
Financial liabilities at fair value through profit or loss
Derivatives		—	—	6,157	6,157
Unsecured convertible bonds		837,095	—	—	837,095

	December 31, 2018
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	7,344	7,344
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instruments		161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives		—	—	25,758	25,758

24.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2019 and December 31, 2018 are as follows:

(In millions of won)	September 30, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	5,463,389	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,680,560	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	3,862,709	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019	December 31, 2018
Borrowings, bonds and others	1.68~3.26%	2.09~3.37%

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2019 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2019		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2019
Short-term borrowings	~~W~~	—	336,580	—	23,810	—	—	360,390
Current portion of long-term borrowings and bonds		1,040,148	(708,260)	721,835	6,467	448	—	1,060,638
Payment guarantee liabilities		19,068	5,043	—	—	—	(7,651)	16,460
Long-term borrowings		3,326,744	1,569,148	(462,156)	92,125	—	—	4,525,861
Bonds		1,772,599	1,323,239	(259,679)	26,872	5,306	17,596	2,885,933
Lease liabilities		—	(10,415)	—	—	300	19,132	9,017

	~~W~~	6,158,559	2,515,335	—	149,274	6,054	29,077	8,858,299

26.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2019 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,422,394	—	—	—	—	—
LG Display Japan Co., Ltd.		581,374	—	—	—	—	—
LG Display Germany GmbH		397,136	—	—	—	—	4,997
LG Display Taiwan Co., Ltd.		424,667	—	—	—	—	91
LG Display Nanjing Co., Ltd.		1,063	—	1,025	—	377,658	5,786
LG Display Shanghai Co., Ltd.		268,607	—	—	—	—	—
LG Display Poland Sp. z o.o.		—	—	—	—	—	418
LG Display Guangzhou Co., Ltd.		28,045	—	2,966	—	545,512	9,556
LG Display Shenzhen Co., Ltd.		81,253	—	—	—	—	—
LG Display Yantai Co., Ltd.		186	—	4,866	—	394,088	1,150
LG Display (China) Co., Ltd.		4	—	386,990	—	—	1,609
LG Display Singapore Pte. Ltd.		288,844	—	—	—	—	779
L&T Display Technology (Fujian) Limited		86,349	—	2	—	—	457
Nanumnuri Co., Ltd.		47	—	—	—	—	5,519
Global OLED Technology LLC		—	—	—	—	—	1,475
LG Display Guangzhou Trading Co., Ltd.		191,060	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		2,449	—	57,528	—	364,306	4,711
Suzhou Lehui Display Co., Ltd.		45,647	—	101	—	—	—
LG Display High-Tech (China) Co., Ltd.		7,299	—	883	—	—	—

	~~W~~	4,826,424	—	454,361	—	1,681,564	36,548

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	11	—	—	—
INVENIA Co., Ltd.(*)		—	—	262	1,018	—	195
AVATEC Co., Ltd.		2,639	—	—	—	17,720	196
Paju Electric Glass Co., Ltd.		—	—	87,211	—	—	1,107
YAS Co., Ltd.		—	—	1,225	—	—	839
Material Science Co., Ltd.		—	—	21	—	—	—

	~~W~~	2,639	—	88,730	1,018	17,720	2,337

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	209,998	—	2,036	17,972	—	37,867
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	31,515	—	—	—	—	79
LG Electronics Vietnam Haiphong Co., Ltd.		76,909	—	—	—	—	219
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	149
LG Electronics S.A. (Pty) Ltd		267	—	—	—	—	6
LG Electronics Mexicali S.A.DE C.V.		—	—	—	—	—	15
LG Electronics RUS, LLC		85	—	—	—	—	137

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	22,027	—	—	—	—	2
LG Innotek Co., Ltd.		1,314	—	9,600	—	—	15,531
LG Hitachi Water Solutions Co., Ltd.		—	—	—	22,023	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		924	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		10,346	—	—	—	—	—
HiEntech Co., Ltd.		13	—	—	—	—	7,385
Others		13,278	—	—	—	—	3,669

	~~W~~	156,676	—	9,600	22,023	—	27,192

	~~W~~	5,195,737	—	554,727	41,013	1,699,284	103,944

(*)	Represents transactions occurred prior to disposal of the entire investments.

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	6,449,061	—	—	—	—	5
LG Display Japan Co., Ltd.		1,736,365	—	—	—	—	5
LG Display Germany GmbH		1,231,933	—	—	—	—	11,557
LG Display Taiwan Co., Ltd.		1,065,101	—	—	—	—	373
LG Display Nanjing Co., Ltd.		9,004	—	3,650	—	1,087,038	20,911
LG Display Shanghai Co., Ltd.		748,674	—	—	—	—	—
LG Display Poland Sp. z o.o.		47	—	—	—	7,535	1,717
LG Display Guangzhou Co., Ltd.		80,978	—	9,640	—	1,553,397	24,251
LG Display Shenzhen Co., Ltd.		280,046	—	—	—	—	—
LG Display Yantai Co., Ltd.		2,065	—	12,444	—	789,084	7,238
LG Display (China) Co., Ltd.		4	11,120	1,064,552	—	—	2,094
LG Display Singapore Pte. Ltd.		830,889	—	—	—	—	1,139
L&T Display Technology (Fujian) Limited		272,499	—	2	—	—	1,037
Nanumnuri Co., Ltd.		144	—	—	—	—	16,848
Global OLED Technology LLC		—	—	—	—	—	4,384
LG Display Guangzhou Trading Co., Ltd.		916,136	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		16,340	—	100,541	—	716,768	18,891
Suzhou Lehui Display Co., Ltd.		117,519	—	101	—	—	—
LG Display High-Tech (China) Co., Ltd.		33,637	—	883	—	—	—

	~~W~~	13,790,442	11,120	1,191,813	—	4,153,822	110,450

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	23	—	—	1
INVENIA Co., Ltd.(*)		—	180	1,024	8,700	—	297
AVATEC Co., Ltd.		2,639	265	—	—	54,939	616
Paju Electric Glass Co., Ltd.		—	6,057	267,065	—	—	3,209
YAS Co., Ltd.		—	1,000	4,795	11,908	—	2,822
Material Science Co., Ltd.		—	—	21	—	—	313

	~~W~~	2,639	7,502	272,928	20,608	54,939	7,258

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	739,773	—	8,580	150,797	—	102,164
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	76,950	—	—	—	—	119
LG Electronics Vietnam Haiphong Co., Ltd.		205,520	—	—	—	—	344
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	672
LG Electronics S.A. (Pty) Ltd		2,384	—	—	—	—	15
LG Electronics Mexicali S.A.DE C.V.		1,266	—	—	—	—	65
LG Electronics RUS, LLC		361	—	—	—	—	1,562

26.    Related Parties and Others, Continued

	For the nine-month period ended September 30, 2019
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	80,553	—	—	—	—	2
LG Electronics (Kunshan) Computer Co., Ltd.		385	—	—	—	—	—
LG Innotek Co., Ltd.		5,347	—	32,636	—	—	57,602
LG Hitachi Water Solutions Co., Ltd. (*)		—	—	—	68,282	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		36,182	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		13,142	—	—	—	—	—
HiEntech Co., Ltd. (*)		47	—	—	—	—	21,576
Others		22,614	—	—	—	—	9,245

	~~W~~	444,751	—	32,636	68,282	—	91,202

	~~W~~	14,977,605	18,622	1,505,957	239,687	4,208,761	311,074

(*)	Represents transactions occurred prior to disposal of the entire investments.

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	1,947,098	—	—	—	—	7
LG Display Japan Co., Ltd.		788,408	—	—	—	—	6
LG Display Germany GmbH		435,550	—	—	—	—	74
LG Display Taiwan Co., Ltd.		424,876	—	—	—	—	109
LG Display Nanjing Co., Ltd.		533	—	3,093	—	312,979	10,583
LG Display Shanghai Co., Ltd.		271,183	—	—	—	—	9
LG Display Poland Sp. z o.o.		70	—	—	—	8,970	6
LG Display Guangzhou Co., Ltd.		17,279	—	3,904	—	502,223	3,600
LG Display Shenzhen Co., Ltd.		390,859	—	—	—	—	—
LG Display Yantai Co., Ltd.		7,085	—	6,363	—	129,026	3,463
LG Display (China) Co., Ltd.		—	—	446,462	—	—	266
LG Display Singapore Pte. Ltd.		339,124	—	—	—	—	4
L&T Display Technology (Fujian) Limited		112,109	—	—	—	—	—
Nanumnuri Co., Ltd.		45	—	—	—	—	5,760
Global OLED Technology LLC		—	—	—	—	—	—
LG Display Guangzhou Trading Co., Ltd.		206,246	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		1,262	—	12,753	—	300,671	2,465
Suzhou Lehui Display Co., Ltd.		53,179	—	—	—	—	—

	~~W~~	4,994,906	—	472,575	—	1,253,869	26,352

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	—	—	—	45
INVENIA Co., Ltd.		—	—	585	5,369	—	211
AVATEC Co., Ltd.		—	—	—	—	16,650	243
Paju Electric Glass Co., Ltd.		—	—	90,642	—	—	1,503
LB Gemini New Growth Fund No.16		—	—	—	—	—	—
YAS Co., Ltd.		—	—	1,011	7,484	—	667

	~~W~~	—	—	92,238	12,853	16,650	2,669

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	222,952	—	4,238	100,234	—	25,849
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	27,537	—	—	—	—	15
LG Electronics Vietnam Haiphong Co., Ltd.		49,740	—	—	—	—	6
LG Electronics Reynosa S.A. DE C.V.		6,017	—	—	—	—	332
LG Electronics Almaty Kazakhstan		501	—	—	—	—	14
LG Electronics S.A. (Pty) Ltd		1,369	—	—	—	—	8
LG Electronics Mexicali S.A.DE C.V.		521	—	—	—	—	107
LG Electronics RUS, LLC		8	—	—	—	—	617

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	275	—	—	—	—	—
LG Innotek Co., Ltd.		7,653	—	32,714	—	—	6,640
LG Hitachi Water Solutions Co., Ltd.		—	—	—	59,080	—	987
Inspur LG Digital Mobile Communications Co., Ltd.		26,953	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		12,162	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,936
Others		2,333	—	18	—	—	3,176

	~~W~~	135,069	—	32,732	59,080	—	18,838

	~~W~~	5,352,927	—	601,783	172,167	1,270,519	73,708

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	5,905,631	—	—	—	—	8
LG Display Japan Co., Ltd.		1,781,914	—	—	—	—	2,158
LG Display Germany GmbH		1,261,511	—	—	—	—	892
LG Display Taiwan Co., Ltd.		1,088,959	—	—	—	—	459
LG Display Nanjing Co., Ltd.		10,693	—	4,845	—	956,316	18,806
LG Display Shanghai Co., Ltd.		713,664	—	—	—	—	52
LG Display Poland Sp. z o.o.		274	—	—	—	27,489	12
LG Display Guangzhou Co., Ltd.		40,227	—	9,781	—	1,457,260	10,748
LG Display Shenzhen Co., Ltd.		1,146,447	—	—	—	—	4
LG Display Yantai Co., Ltd.		21,415	—	14,965	—	900,549	12,035
LG Display (China) Co., Ltd.		328	90,281	1,122,101	—	—	1,008
LG Display Singapore Pte. Ltd.		774,083	—	—	—	—	23
L&T Display Technology (Fujian) Limited		298,712	—	—	—	8	36
Nanumnuri Co., Ltd.		134	—	—	—	—	16,931
Global OLED Technology LLC		—	—	—	—	—	3,002
LG Display Guangzhou Trading Co., Ltd.		439,646	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		37,772	—	23,608	—	586,153	3,082
Suzhou Lehui Display Co., Ltd.		131,142	—	—	—	—	—

	~~W~~	13,652,552	90,281	1,175,300	—	3,927,775	69,256

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	34	—	—	131
INVENIA Co., Ltd.		—	30	1,354	26,956	—	467
AVATEC Co., Ltd.		—	530	—	—	51,729	466
Paju Electric Glass Co., Ltd.		—	4,172	274,440	—	—	3,346
LB Gemini New Growth Fund No.16		—	540	—	—	—	—
YAS Co., Ltd.		—	—	3,192	25,036	—	2,183

	~~W~~	—	5,272	279,020	51,992	51,729	6,593

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	919,008	—	25,818	406,187	—	73,656
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	51,311	—	—	—	—	41
LG Electronics Vietnam Haiphong Co., Ltd.		119,976	—	—	—	—	11
LG Electronics Reynosa S.A. DE C.V.		23,517	—	—	—	—	1,628
LG Electronics Almaty Kazakhstan		3,708	—	—	—	—	35
LG Electronics S.A. (Pty) Ltd		5,804	—	—	—	—	14
LG Electronics Mexicali S.A.DE C.V.		2,022	—	—	—	—	172
LG Electronics RUS, LLC		2,170	—	—	—	—	1,716

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	15,156	—	—	—	—	16
LG Innotek Co., Ltd.		24,701	—	97,846	—	—	34,692
LG Hitachi Water Solutions Co., Ltd.		—	—	—	256,036	—	7,248
Inspur LG Digital Mobile Communications Co., Ltd.		63,570	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		32,248	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	21,802
Others		4,068	—	27	—	—	7,205

	~~W~~	348,251	—	97,873	256,036	—	74,580

	~~W~~	14,919,811	95,553	1,578,011	714,215	3,979,504	224,085

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of September 30, 2019 and December 31, 2018 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2019		December 31, 2018	September 30, 2019	December 31, 2018
Subsidiaries
LG Display America, Inc.	~~W~~	1,552,302	1,031,718	—	—
LG Display Japan Co., Ltd.		311,090	349,814	3	5
LG Display Germany GmbH		455,266	433,077	6,228	4,332
LG Display Taiwan Co., Ltd.		532,273	274,860	26	34
LG Display Nanjing Co., Ltd.		1,779	2,448	288,732	272,991
LG Display Shanghai Co., Ltd.		252,913	168,117	—	1
LG Display Poland Sp. z o. o		—	30	—	6,849
LG Display Guangzhou Co., Ltd.		13,487	167,814	355,184	196,070
LG Display Guangzhou Trading Co., Ltd.		376,123	377,145	—	—
LG Display Shenzhen Co., Ltd.		112,763	32,759	—	—
LG Display Yantai Co., Ltd.		8	115	373,549	382,448
LG Display (China) Co., Ltd.		1,229	—	138,096	187,004
LG Display Singapore Pte. Ltd.		242,711	85,680	296	1
L&T Display Technology (Fujian) Limited		60,918	62,336	190,536	139,171
Nanumnuri Co., Ltd.		—	—	3,893	2,065
Global OLED Technology LLC		—	—	—	1,146
LG Display Vietnam Haiphong Co., Ltd.		59,738	22,113	230,287	340,780
Suzhou Lehui Display Co., Ltd.		31,489	32,641	102	—
LG Display High-Tech (China) Co., Ltd.		10,111	17,333	22,701	3,362

	~~W~~	4,014,200	3,058,000	1,609,633	1,536,259

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2019		December 31, 2018	September 30, 2019	December 31, 2018
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	8	6
INVENIA Co., Ltd.(*1)		—	2,000	—	1,671
AVATEC Co., Ltd.		—	—	4,637	4,382
Paju Electric Glass Co., Ltd.		—	—	70,776	60,566
YAS Co., Ltd.		—	—	2,066	2,709
Material Science Co., Ltd.		—	—	23	—

	~~W~~	—	2,000	77,510	69,334

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	187,855	247,134	101,922	99,574

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2019		December 31, 2018	September 30, 2019	December 31, 2018
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	5	2,782	30,067	45,815
LG Hitachi Water Solutions Co., Ltd.(*2)		—	9,100	—	47,463
Hi Entech Co., Ltd.(*2)		—	—	—	4,782
Inspur LG Digital Mobile Communications Co., Ltd		942	6,137	—	—
LG Electronics Reynosa S.A. DE C.V		—	2,572	16	134
LG Electronics India Pvt. Ltd.		16,460	9,047	81	29
LG Electronics Vietnam Haiphong Co., Ltd.		49,093	25,544	4	—
LG Electronics S.A. (Pty) Ltd.		32	896	—	5
LG Electronics RUS, LLC		84	—	49	—
LG Electronics Egypt S.A.E		7,676	10,296	2	—
LG Electronics (Kunshan) Computer Co., Ltd.		—	1,370	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		6,832	3,530	—	—
Others		7,403	3,340	1,917	1,275

	~~W~~	88,527	74,614	32,136	99,503

	~~W~~	4,290,582	3,381,748	821,201	1,804,670

(*1)	Excluded from related parties due to disposal of equity investments during the nine-month period ended September 30, 2019.
(*2)	Excluded from related parties due to LG Electronics Inc.’s disposal of the entire investments during the nine-month period ended September 30, 2019.

26.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the nine-month periods ended September 30, 2019 and 2018 are as follows:

	2019			2018
(In millions of won) Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.(*)	~~W~~	1,000	—	—	375
YAS Co., Ltd.		—	—	—	375

	~~W~~	1,000	—	—	750

(*)	Excluded from related parties due to disposal of equity investments during the nine-month period ended September 30, 2019.

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month and nine-month periods ended September 30, 2019 and 2018 and as of September 30, 2019 and December 31, 2018 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2019			For the nine-month period ended September 30, 2019		September 30, 2019
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries(*)	~~W~~	146,375	26,478	498,170	91,019	125,536	48,707
LG Uplus Corp.		—	621	—	1,756	—	230
LG Chem Ltd. and its subsidiaries		65	160,262	131	460,489	65	114,205
S&I Corp. and its subsidiaries (formerly, Serveone)		84	58,504	251	304,372	21,307	64,170
Silicon Works Co., Ltd		—	207,055	92	513,561	—	142,045
LG Corp.		—	13,849	—	40,218	9,146	—
LG Management Development Institute		—	2,239	—	6,624	3,480	466
LG CNS Co., Ltd. and its subsidiaries		—	40,795	—	99,111	—	32,172
LG Hausys Ltd		—	—	1	1	—	—
G2R Inc. and its subsidiaries		—	17,364	—	19,251	—	9,828
Robostar Co., Ltd.		—	155	—	2,143	—	157
Others(*)		—	29,573	—	86,549	—	36,516

	~~W~~	146,524	556,895	498,645	1,625,094	159,534	448,496

26.	Related Parties and Others, Continued

(*)

Due to S&I Corp.’s disposal of partial investments in Serveone in May 2019, Serveone was reclassified from one of the S&I Corp.’s subsidiaries to associates. Accordingly, transactions with S&I Corp. after the disposal are classified as others. In addition, due to LG Electronics Inc.’s disposal of entire investments in HiEntech Co., Ltd. and its subsidiaries and LG Hitachi Water Solutions Co., Ltd., outstanding payables due are reclassified as others.

	For the three-month period ended September 30, 2018			For the nine-month period ended September 30, 2018		September 30, 2018
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	171,420	39,572	559,012	136,111	82,965	82,028
LG Uplus Corp.		—	552	21	1,170	—	178
LG Chem Ltd. and its subsidiaries		70	202,820	1,634	571,940	14	93,274
S&I Corp. and its subsidiaries (Formerly, Serveone)		96	245,678	291	932,230	21,307	239,091
Silicon Works Co., Ltd		—	195,615	—	499,456	—	140,694
LG Corp.		—	13,634	—	39,003	11,246	—
LG Management Development Institute		—	2,366	—	7,484	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	36,920	—	108,174	—	72,694
LG Hausys Ltd		1	—	1,111	1	—	3
G2R Inc. and its subsidiaries		—	1,901	—	38,971	—	19,773
Robostar Co., Ltd.		—	—	—	—	—	530

	~~W~~	171,587	739,058	562,069	2,334,540	119,012	648,706

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2019		2018	2019	2018
Short-term benefits	~~W~~	769	918	2,590	2,734
Expenses related to the defined benefit plan		103	103	450	690

	~~W~~	872	1,021	3,040	3,424

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: November 14, 2019	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President